SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, February 2012

Commission File Number 001-35400

Just Energy Group Inc.

(Translation of registrant’s name into English)

6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated February 9, 2012.

Document 1

TSX: JE

NYSE: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reports Third Quarter Results –

Record Customer Additions of 310,000, up 30% from the Second Quarter

Net Additions of 115,000, up 156% from Second Quarter

Fulcrum Acquisition completed with an additional 240,000 RCEs

Customer base up 10% in the Quarter.

Operating Results Ahead of F2012 Guidance for Third Consecutive Quarter

Margin up 9% and Adjusted EBITDA up 18% per Share Year to Date

TORONTO, ONTARIO — February 9, 2012 —

Highlights for the three months ended December 31, 2011 included:

•	Gross residential customer equivalent additions through marketing of 310,000 and net additions of 115,000, up from 238,000 and 45,000 in the second quarter.

•	Completion of the Fulcrum Retail Holdings LLC (“Fulcrum”) acquisition adding 240,000 customers.

•	Total customer base reached 3,758,000 residential customer equivalents, up 10% in the quarter.

•

National Home Services’ water heaters and HVAC units increased to 153,700 installations to date, 39% higher than a year prior. This growth has led to a 65% increase in unit gross margin from $4.4 million to $7.2 million.

•	Total gross margin of $147.4 million, up 12% (9% per share).

•	Adjusted EBITDA of $88.5 million, up 15% (12% per share) reflecting earnings before marketing expenditures to add new gross margin.

•	Embedded future gross margin increased to $1,930 million, up 4% for the quarter.

•

Payout ratio on Adjusted EBITDA was 50% for the quarter, versus 55% for the three months ended December 31, 2010. This is the third consecutive quarter with lower payout ratio than its comparable quarter in fiscal 2011.

Highlights for the nine months ended December 31, 2011 included:

•	Gross margin of $344.2 million, up 11% (9% per share).

•	Adjusted EBITDA of $173.8 million, up 21% (18% per share).

•	Payout ratio on Adjusted EBITDA was 75% for the year to date, versus 88% for the nine months ended December 31, 2010.

•	Year to date results exceed published guidance of 5% per share growth in gross margin and Adjusted EBITDA.

•

In a press release dated October 3, 2011, Just Energy’s management reaffirmed the 2012 gross margin and Adjusted EBITDA growth guidance and results to date support the Company’s ability to maintain its existing $1.24 per year dividend.

Just Energy Fiscal 2012 Third Quarter Results

Just Energy announced its results for the three months and nine months ended December 31, 2011.

Three months ended December 31, ($ millions except per share/unit and customers)	F2012	Per share	F2011		Per unit
Sales	$738.6	$5.21	$744.3		$5.39
Gross margin	147.4	1.04	132.1		0.96
Administrative expenses	31.3	0.22	26.2		0.19
Finance costs	16.4	0.12	15.7	[1]	0.11
Adjusted EBITDA	88.5	0.62	76.8		0.56
Base EBITDA	63.6	0.45	68.8		0.50
Net profit (loss)	(97.4)	(0.69)	178.5		1.29
Dividends/distributions	43.9	0.31	42.5		0.31
Payout ratio - Adjusted EBITDA	50%		55%
Long Term Customers	3,758,000		3,241,000

Nine months ended December 31, ($ millions except per share/unit and customers)	F2012	Per share	F2011		Per unit
Sales	$1,964.9	$13.94	$2,011.9		$14.61
Gross margin	344.2	2.44	309.2		2.25
Administrative expenses	88.4	0.63	81.0		0.59
Finance costs	44.5	0.32	38.4	[1]	0.28
Adjusted EBITDA	173.8	1.23	144.0		1.05
Base EBITDA	132.0	0.94	122.1		0.89
Net profit (loss)	(49.7)	(0.35)	315.8		2.29
Dividends/distributions	131.2	0.93	126.8		0.93

[1]	Excludes distributions paid to holders of exchangeable shares included as finance costs prior to Conversion under IFRS.

Just Energy is a TSX and NYSE listed corporation and it reports in its Management’s Discussion and Analysis, a detailed review of its operating results as measured by gross margin, Adjusted EBITDA and Base EBITDA. Just Energy also reports the profit for the period but management believes that the inclusion of non-cash mark to market on future supply positions makes this measure less valuable in measuring performance as this future supply has been sold at fixed prices.

Third Quarter Operating Performance

The third quarter of fiscal 2012 marks the clearest evidence to date that Just Energy’s diversification efforts over the last two years have been successful in re-energizing the Company’s growth. The continued success of the Commercial division as well as strong residential additions through the Consumer division allowed the Company to add a record 310,000 new customers through marketing (“customer” is defined as a residential customer equivalent). This total exceeded the previous record by 19% and was up 30% from the 238,000 added in the second quarter. Net additions through marketing were 115,000, up 156% from the second quarter. Added to this were 240,000 new customers included with the acquisition of Fulcrum Retail Holdings LLC (“Fulcrum”), which closed on October 3, 2011. Overall, Just Energy’s customer base increased by 10% in the third quarter and now totals 3.758 million Residential Customer Equivalents.

Fulcrum is a Texas marketer who specializes in affinity sales, a channel Just Energy had not previously pursued. This acquisition is not only a strategic fit, but their existing base of customers made the transaction immediately accretive to our shareholders.

In addition, the Momentis network marketing channel is growing very rapidly. Total Momentis agents reached 25,300 in the quarter, up from 11,100 three months earlier. Network marketing does not overlap the Company’s traditional door-to-door sales channel and tends to generate sales to customers who would not otherwise buy from a door-to-door salesperson.

The Hudson acquisition has resulted in an expansion of Just Energy’s presence in the commercial gas and electricity markets. Since acquiring Hudson, the Company has exceeded the prior record level of customer acquisition (137,000) for seven consecutive quarters. Higher customer additions have allowed Just Energy to offset a difficult price environment and resultant weak renewals, maintaining our gross margin and EBITDA.

The Company’s move into green commodity supply through the JustGreen and JustClean programs has been a continued success. Over the past 12-months, green takeup was 33% of new residential customers, who purchased an average of 87% green supply. The overall Green book is now 9% of the Company’s natural gas needs (up from 5% a year ago) and 12% for electricity (up from 10% last year). In order to match customer demand with green supply, Just Energy has participated in more than 25 green projects across our markets.

In addition, Hudson Solar division has made commitments of approximately $62.5 million to date. These projects build relationships with regulators and generate attractive returns on investment. Overall, Just Energy’s commitment to green products and projects strengthens our long-term margins, builds a stronger customer and regulatory relationships and allows our customers and employees to be proud of their contribution to a cleaner environment.

The National Home Services water heater and HVAC rental and sales operation had another strong quarter with installations growing 39% from 110,700 units to 153,700. Our margin from this business was up 65% year over year.

These expansions were seen both in continued marketing success in the third quarter and operating results which exceeded published growth targets for the year.

Management has set targets of 5% per share growth for both gross margin and Adjusted EBITDA for the year.

The 310,000 customers added through marketing in the third quarter was a record for the Company and the net additions of 115,000 effectively equaled the prior record.

New Commercial customers made up 198,000 of the 310,000 quarterly additions, up 29% from the 154,000 added in the second quarter. These customers have lower annual margins but their aggregation cost and annual customer service costs are commensurately lower as well. Consumer division customer additions were 112,000, up 33% from 84,000 in the second quarter. Overall, as can be seen below, our customer base is up 10% in the quarter. This includes 240,000 customers acquired with the Fulcrum acquisition.

	October 1, 2011	Additions	Acquired	Attrition	Failed to renew	December 31, 2011	% Increase (decrease)
Natural gas
Canada	597,000	14,000	—	(15000)	(25,000)	571,000	(4%)
United States	570,000	33,000	—	(28,000)	(9,000)	566,000	(1%)

Total gas	1,167,000	47,000	—	(43,000)	(34,000)	1,137,000	(3%)

Electricity
Canada	688,000	26,000	—	(17,000)	(19,000)	678,000	(1%)
United States	1,548,000	237,000	240,000	(58,000)	(24,000)	1,943,000	26%

Total electricity	2,236,000	263,000	240,000	(75,000)	(43,000)	2,621,000	17%

Combined	3,403,000	310,000	240,000	(118,000)	(77,000)	3,758,000	10%

Higher customer numbers and improved operations at both NHS and Terra Grain Fuels led to higher margins for the quarter. Margins were up 12% (9% per share) reaching $147.4 million for the quarter. This was despite warmer winter temperatures that reduced gas consumption in Just Energy’s gas markets. Lost margin of approximately $12 million, the majority of which was recorded in the third quarter but the remaining impact will not be recognized until the fourth quarter which will also see the impact of warmer weather in January. To offset this, the Company had implemented a winter hedging strategy utilizing weather derivative options to mitigate the impact of warm weather. These options return a maximum of $15 million in the case of a warmer than normal winter. During the third quarter, the options returned $9 million against their quarterly cost of $0.8 million.

Operational measures, such as bad debt, remained well under control. Losses were 2.5% on the 43% of sales where Just Energy bears this risk, down from 2.6% a year ago. Attrition rates were in line with management’s expectations and down significantly from those in fiscal 2011. Canadian attrition was 10%, down from 11% a year ago. U.S. natural gas attrition (our market most affected by the housing and employment crisis) was 21%, down from the 25% rate reported a year ago. U.S. electricity attrition was 13%, lower than the 18% reported a year ago. Renewal rates remained soft in a very low price environment with Canadian Consumer division renewals at 60% for gas and 50% for electricity down from 69% and 65% a year ago. U.S. renewal rates were stronger in the Consumer division showing 89% for gas and 71% for electricity from 76% and 74% a year ago. Commercial division renewals are generally a lower percentage and more volatile. They were 47% for Canadian gas and 57% for electricity versus 51% and 62% a year earlier. U.S. Commercial renewals were 61% for gas and 66% for electricity versus 70% and 76% a year ago.

The current stable low commodity price environment is the worst for our core products however we have focused on renewals by giving the customer a range of options including Blend and Extend pricing, our new JustClean products and, most recently, innovative variable price offerings.

Higher margins led to significant growth in Adjusted EBITDA. This measure shows cashflow available after the cost of replacement of all margin lost during the quarter. The Company reports future embedded margin within its contracts each quarter. This measure reached $1,930 million, up 4% for the quarter. Adjusted EBITDA was $88.5 million, up 15% (12% per share), the third consecutive quarter with a double digit increase.

On October 3, 2011, Just Energy issued a press release reaffirming its guidance that the 5% targets for gross margin and Adjusted EBITDA growth are expected to be achieved in fiscal 2012. Year to date, gross margin is up 9% per share with Adjusted EBITDA up 18% per share. As can be seen from these results, Just Energy remains well ahead of the pace necessary to realize these goals after nine months. The press release also stated that, based on these operating results and those expected for the remainder of the year, Just Energy will be able to comfortably maintain its current $1.24 annual dividend for the foreseeable future. A third consecutive quarter of significantly lower payout ratio supports that conclusion.

Dividends for the quarter were $0.31 per share, equal to unit distributions paid in the prior comparable quarter. Payout ratio on Adjusted EBITDA was 50%, down from 55% a year ago. The payout ratio for nine months ended December 31, 2011 is 75%, down from 88% a year prior. Traditionally, the fourth quarter has the lowest payout ratio of the year.

As regards to the third quarter, CEO Ken Hartwick noted: “Our record customer additions show clearly that consumers remain responsive to our suite of products despite very low commodity prices.”

“The acquisition of Fulcrum completed at the beginning of the quarter is another example of a strategic move into a new marketing channel, in this case affinity sales. Past expansions such as Hudson and National Home Services have added substantial value to Just Energy. Like these acquisitions, Fulcrum’s existing customer base makes the acquisition accretive day one.”

“With our customer base up 10% in the quarter, we were able to withstand warm winter weather and generate above target growth in both margin and Adjusted EBITDA with the assistance of a weather derivative hedging program we put in place in November.”

Chair Rebecca MacDonald added: “Our third quarter results were very strong making it clear that our business model and dividend policy are sound. Our continued growth in customers and cashflow in the United States made the listing of our shares on the NYSE a logical step. It is our intention to bring the Just Energy story to U.S. investors and to build greater liquidity for our shares.”

“Our growth year to date is well ahead of the 5% per share targeted for gross margin and Adjusted EBITDA. Our payout ratio in each of the first three quarters was below that of the prior year, a year in which we comfortably paid $1.24 to our shareholders. Just Energy has shown its ability to adjust to market conditions and continue to generate the operating returns we have realized throughout our history. With a stronger, more diversified business, Just Energy is poised to be a leading player in retail energy for years to come.”

Just Energy

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the matched term price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business.

JustClean products are essentially carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. This product can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the green products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

Forward-Looking Statements

Just Energy’s press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, administrative expenses, Base EBITDA, adjusted EBITDA and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividends are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through Just Energy’s website at www.justenergygroup.com.

The Toronto Stock Exchange and New York Stock Exchange have neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) – February 8, 2012

OVERVIEW

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) (formerly Just Energy Income Fund (the “Fund”)) for the three and nine months ended December 31, 2011, and has been prepared with all information available up to and including February 8, 2012. This analysis should be read in conjunction with the unaudited consolidated financial statements for the three and nine months ended December 31, 2011. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“ISAB”). Just Energy’s date of transition to IFRS was April 1, 2010. All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Effective January 1, 2011, Just Energy completed the conversion from the Fund to Just Energy (the “Conversion”). As part of the Conversion, Just Energy Exchange Corp. (“JEEC”) was amalgamated with JEGI and, like the unitholders of the Fund, the holders of JEEC’s Exchangeable Shares received common shares of JEGI on a one for one basis. JEGI also assumed all of the obligations under the $90m convertible debentures and $330m convertible debentures.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P., Just Energy Manitoba L.P., Just Energy Quebec L.P., Just Energy (B.C.) Limited Partnership, Just Energy Alberta L.P., Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp., Just Energy New York Corp., Just Energy Indiana Corp., Just Energy Texas L.P., Just Energy Massachusetts Corp., Just Energy Michigan Corp., Just Energy Pennsylvania Corp., Universal Energy Corporation, Commerce Energy, Inc. (“Commerce” or “CEI”), National Energy Corp. (which operates under the trade name of National Home Services (“NHS”)), Hudson Energy Services, LLC and Hudson Energy Canada Corp. (collectively “Hudson” or “HES”), Momentis Canada Corp. and Momentis U.S. Corp. (collectively, “Momentis”), Terra Grain Fuels, Inc. (“TGF”), Hudson Energy Solar Corp. (“Hudson Solar”), Just Energy Limited (“JEL”) and Fulcrum Retail Holdings LLC and its subsidiaries (operating under the trade names Tara Energy and Amigo Energy) (“Fulcrum”).

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen and JustClean programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy’s subsidiary, Hudson Solar, also provides a solar project development platform operating in New Jersey, Pennsylvania and Massachusetts.

On October 3, 2011, Just Energy completed the acquisition of Fulcrum with an effective date of October 1, 2011. Fulcrum is a retail electricity provider operating in Texas and focuses on residential and small to mid-size commercial customers. Fulcrum markets primarily online and through targeted affinity marketing channels under the brands, Tara Energy, Amigo Energy and Smart Prepaid Electric. Just Energy used the proceeds from the issuance of $100 million of convertible unsecured subordinated debentures, which bear interest at a rate of 5.75% per annum, to fund the Fulcrum acquisition and for other general corporate purposes.

1.

FORWARD-LOOKING INFORMATION

This management’s discussion and analysis (“MD&A”) contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Adjusted EBITDA and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities and competition, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or distribution levels are included in the June 20, 2011 Annual Information Form and other reports on file with Canadian security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com or EDGAR at www.sec.gov.

KEY TERMS

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Gross margin per RCE” represents the gross margin realized on Just Energy’s customer base, including both low margin customers acquired through various acquisitions and gains/losses from the sale of excess commodity supply.

“$90m convertible debentures” represents the $90 million in convertible debentures issued by Universal Energy Group Ltd. (“Universal”) in October 2007. Just Energy Exchange Corp. assumed the obligations of the debentures as part of the Universal acquisition on July 1, 2009 and Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing” on page 28 for further details.

“$100m convertible debentures” represents the $100 million of convertible debentures issued by the Company to finance the purchase of Fulcrum, effective October 1, 2011. See “Long-term debt and financing” on page 28 for further details

“$330m convertible debentures” represents the $330 million in convertible debentures issued by the Fund to finance the purchase of Hudson, effective May 1, 2010. Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing” on page 28 for further details.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

“customer” does not refer to an individual customer but instead a RCE.

“Large commercial customer” means customers representing more than 15 RCEs.

Non-GAAP financial measures

Just Energy’s financial statements are prepared in compliance with IFRS. All non-GAAP financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

Just Energy converted from an income trust to a corporation on January 1, 2011. Under the corporate structure, management believes that Adjusted EBITDA is the best basis for analyzing the financial results of Just Energy.

EBITDA

“EBITDA” represents earnings before finance costs, taxes, depreciation and amortization. This is a non-GAAP measure which reflects the pre-tax profitability of the business.

Base EBITDA

“Base EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold at future fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and have therefore excluded it from the Base EBITDA calculation.

2.

Adjusted EBITDA

“Adjusted EBITDA” represents Base EBITDA adjusted to deduct selling and marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity. Management believes this is a useful measure of operating performance for investors.

Funds from operations

“Funds from operations” refers to the net cash available for distribution to shareholders. Base funds from operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

Adjusted funds from operations

“Adjusted funds from operations” refers to the funds from operations adjusted to deduct the selling and marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing carried out and the capital expenditures that it made by Just Energy to add to its future productive capacity.

Embedded gross margin

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the average remaining life of National Home Services’ customer contracts. The energy marketing embedded margin is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates

FINANCIAL HIGHLIGHTS

For the three months ended December 31

(thousands of dollars, except where indicated and per unit/share amounts)

	Fiscal 2012			Fiscal 2011
		Per share	Per share/unit change		Per unit

Sales	$738,614	$5.21	(3)%	$744,296	$5.39
Gross margin	147,407	1.04	9%	132,084	0.96
Administrative expenses	31,308	0.22	16%	26,229	0.19
Finance costs	16,377	0.12	2%	15,679 [3]	0.11
Net income (loss)[1]	(97,386)	(0.69)	(153)%	178,468	1.29
Dividends/distributions	43,934	0.31	0%	42,450	0.31
Base EBITDA[2]	63,563	0.45	(10)%	68,823	0.50
Adjusted EBITDA[2]	88,513	0.62	12%	76,800	0.56
Payout ratio on Base EBITDA	69%			62%
Payout ratio on Adjusted EBITDA	50%			55%

[1]

Net income (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

[2]	See discussion of non-GAAP financial measures
[3]	Excludes distributions paid to holders of Exchangeable Shares prior to Conversion included as finance costs under IFRS.

3.

FINANCIAL HIGHLIGHTS

For the nine months ended December 31

(thousands of dollars, except where indicated and per unit/share amounts)

	Fiscal 2012			Fiscal 2011
		Per share	Per share/unit change		Per unit

Sales	$1,964,857	$13.94	(5)%	$2,011,858	$14.61
Gross margin	344,229	2.44	9%	309,158	2.25
Administrative expenses	88,366	0.63	6%	81,033	0.59
Finance costs	44,509	0.32	13%	38,439 [3]	0.28
Net income (loss)[1]	(49,748)	(0.35)	(115)%	315,821	2.29
Dividends/distributions	131,230	0.93	0%	126,796	0.93
Base EBITDA[2]	132,034	0.94	6%	122,062	0.89
Adjusted EBITDA[2]	173,838	1.23	18%	144,023	1.05
Payout ratio on Base EBITDA	99%			104%
Payout ratio on Adjusted EBITDA	75%			88%

[1]

Net income (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

[2]	See discussion of non-GAAP financial measures
[3]	Excludes distributions paid to holders of Exchangeable Shares prior to Conversion included as finance costs under IFRS.

International Financial Reporting Standards

Just Energy has adopted IFRS as the basis for reporting its financial results commencing with the interim financial statements of fiscal 2012 and using April 1, 2010 as the transition date. The comparative figures for fiscal 2011 have been restated in accordance with the Company’s IFRS accounting policies. The interim financial statements and MD&A for the three months ended June 30, 2011, include additional disclosure relating to the transition to IFRS, and therefore, should be read in conjunction with the MD&A and financial statements for the three and nine months ended December 31, 2011.

ACQUISITION OF FULCRUM RETAIL HOLDINGS LLC

On October 3, 2011, Just Energy completed the acquisition of Fulcrum with an effective date of October 1, 2011. The acquisition was funded by an issuance of $100 million in convertible debentures.

The consideration for the acquisition was US$79.4 million paid at the time of closing and subject to customary working capital adjustments. Just Energy will also pay up to US$11.0 million in cash and issue up to 867,025 common shares (collectively the “Earn-Out” amount) to the seller 18 months following the closing date, provided that certain EBITDA and billed volume targets are satisfied by Fulcrum during the Earn-Out period.

In addition, the Company will pay, as part of the contingent consideration, an additional 4.006% on the cash portion of the contingent consideration and $1.86 for each of the common shares that are issued at the end of the Earn-Out period.

4.

The acquisition of Fulcrum was accounted for using the purchase method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Net assets acquired:
Working capital (including cash of $3,665)	$3,235
Property, plant and equipment	973
Contract initiation costs	156
Customer contracts and relationships	35,697
Affinity relationships	42,359
Brand	13,034
Goodwill	20,652
Non-controlling interest	198
Other liabilities – current	(10,845)
Other liabilities – long term	(3,620)
Deferred lease inducements	(322)
Long-term debt	(586)

Total consideration	$100,931

Cash paid, net of estimated working capital adjustment	$82,604
Contingent consideration	18,327

Total consideration	$100,931

The electricity customer contracts and affinity relationships are amortized over the average remaining life at the time of acquisition. The electricity contracts and customer relationships are amortized over 3.5 years. The affinity relationships are amortized over eight years.

OPERATIONS

Natural gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. Volume variances may result in either excess or short supply. In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In the case of greater than expected gas consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Consequently, customer margin increases proportionately to the increase in consumption. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s customer gross margin may be reduced or increased depending upon market conditions at the time of balancing. Under some commercial contract terms, this balancing may be passed onto the customer.

5.

Just Energy has entered into weather index derivatives for the third and fourth quarters of fiscal 2012 with the intention of reducing gross margin fluctuations from extreme weather. The maximum payout associated with the weather derivatives for fiscal 2012 will be $15 million. As at December 31, 2011, the warmer than normal temperatures across Just Energy’s gas markets has resulted in the potential payout of approximately $9 million of the $15 million payout. The total cost of these options was $2 million.

Ontario, Quebec, British Columbia and Michigan

In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Manitoba, Alberta and Saskatchewan

In Manitoba, Alberta and Saskatchewan, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and LDCs will be higher in the winter months.

New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey and Pennsylvania

In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey and Pennsylvania, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity

In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California and Massachusetts, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. The customers experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing for residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio. The expected cost of this strategy is incorporated into the price to the customer. Our ability to mitigate weather effects is limited by the severity of weather from normal. In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss in relation to the original cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In the case of greater than expected power consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss in relation to the fixed cost of supply. Customer margin generally increases proportionately to the increase in consumption. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JustGreen

Customers have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

JustClean

In addition to its traditional commodity marketing business, Just Energy allows customers to effectively manage their carbon footprint without buying energy commodity products by signing a JustClean contract. The JustClean products are essentially carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. This product can be offered in all states and provinces and is not dependent on energy deregulation.

6.

Blend and Extend program

As part of Just Energy’s retention efforts, electricity and natural gas customers may be contacted for early renewal of their contracts under a Blend and Extend offer. These customers are offered a lower rate, compared to their current contracted rate, but the term of their contract is extended up to five more years. Consequently, Just Energy may experience a reduction in margins in the short term but will gain additional future margins.

Consumer (Residential) Energy division

The sale of gas and electricity to customers of 15 RCEs and less is undertaken by the Consumer Energy division. The marketing of energy products of this division is primarily done door-to-door through 870 independent contractors, the Momentis network marketing operation and Internet-based and telephone marketing efforts. Approximately 52% of Just Energy’s customer base resides within the Consumer Energy division, which is currently focused on longer-term price-protected offerings of commodity products, JustGreen and JustClean. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer Energy independent contractors also offer these products.

Commercial Energy division

Customers with annual consumption over 15 RCEs are served by the Commercial Energy division. These sales are made through three main channels: door-to-door commercial independent contractors; inside commercial sales representatives; and sales through the broker channel using the commercial platform acquired with the Hudson purchase. Commercial customers make up about 48% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Margin per RCE for this division is lower than consumer margins but customer aggregation costs and ongoing customer care costs are lower as well on a per RCE basis. Commercial customers tend to have combined attrition and failed-to-renew rates that are lower than those of consumer customers.

Home Services division

NHS began operations in April 2008 and provides Ontario residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tanks and tankless water heaters and high efficiency furnaces and air conditioners. NHS markets through approximately 240 independent contractors in Ontario. See page 21 for additional information.

Ethanol division

Just Energy owns and operates TGF, a 150-million-litre capacity wheat-based ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers dried grain (“DDG”). On January 4, 2011, Just Energy acquired the 33.3% interest in TGF that was previously owned by EllisDon Design Build Inc. (“EllisDon”) pursuant to a put option exercised by EllisDon. See page 22 for additional information on TGF.

Network Marketing division

Just Energy owns and operates Momentis, a network marketing company operating within Canada and the U.S. Independent representatives educate consumers about the benefits of energy deregulation and sell them products offered by Just Energy as well as a number of other products. Independent representatives are rewarded through commissions earned based on new customers added. For the three months ended December 31, 2011, there were 14,200 independent representatives added, bringing the total number to 25,300 as of December 31, 2011.

Solar division

Hudson Solar, a solar project development platform operating in New Jersey, Pennsylvania and Massachusetts, brings renewable energy directly to the consumer, enabling them to reduce their environmental impact and energy costs. Hudson Solar installs solar systems on residential or commercial sites, maintaining ownership of the system and providing maintenance and monitoring of the system for a period of up to 20 years. Hudson Solar sells the energy generated by the solar panels back to the customer. This division will contribute to operating metrics through commodity sales, renewable energy credit offset sales and tax incentives. As of December 31, 2011, the division has made commitments of approximately $62.5 million with the status of the associated projects ranging from contracted to completed.

7.

ADJUSTED EBITDA

For the three months ended December 31

(thousands of dollars)

	Fiscal 2012	Per share	Fiscal 2011	Per unit
Reconciliation to income statement
Profit attributable to shareholders of Just Energy	$(97,262)	$(0.69)	$178,281	$1.29
Add:
Finance costs	16,377		17,877
Provision for income tax expense	(429)		69,167
Capital tax	—		172
Amortization	34,156		38,254

EBITDA	$(47,158)	$(0.33)	$303,751	$2.20
Subtract:
Change in fair value of derivative instruments	110,721		(234,928)

Base EBITDA	63,563	$0.45	68,823	$0.50
Add (subtract):
Selling and marketing expenses to add gross margin	26,600		11,293
Maintenance capital expenditures	(1,650)		(3,316)

Adjusted EBITDA	$88,513	$0.62	$76,800	$0.56

Adjusted EBITDA
Gross margin per financial statements	$147,407	$1.04	$132,084	$0.96
Add (subtract):
Administrative expenses	(31,308)		(26,229)
Selling and marketing expenses	(48,866)		(34,469)
Bad debt expense	(8,269)		(6,458)
Stock based compensation	(3,054)		(2,648)
Amortization included in cost of sales/selling and marketing expenses	6,308		6,603
Other income	2,299		127
Transaction costs	(1,078)		—
Minority interest	124		(187)

Base EBITDA	63,563	$0.45	68,823	$0.50
Selling and marketing expenses to add gross margin	26,600		11,293
Maintenance capital expenditures	(1,650)		(3,316)

Adjusted EBITDA	$88,513	$0.62	$76,800	$0.56

Cash distributions/dividends
Distributions and dividends	$42,962		$39,925
Class A preference share distributions	—		1,632
Restricted share grants/units appreciation rights and deferred share grant/deferred unit grant distributions	972		893

Total distributions/dividends	$43,934	$0.31	$42,450	$0.31

Adjusted fully diluted average number of shares/units outstanding[1]	141.7m		138.2m

[1]	The per share/unit amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

8.

ADJUSTED EBITDA

For the nine months ended December 31

(thousands of dollars)

	Fiscal 2012	Per share	Fiscal 2011	Per unit
Reconciliation to income statement
Profit attributable to shareholders of Just Energy	$(49,624)	$(0.35)	$317,957	$2.31
Add:
Finance costs	44,509		46,237
Provision for income tax expense	21,717		11,422
Capital tax			331
Amortization	109,304		112,454

EBITDA	$125,906	$0.89	$488,401	3.55
Subtract:
Change in fair value of derivative instruments	6,128		(366,339)

Base EBITDA	132,034	$0.94	122,062	$0.89
Add (subtract):
Selling and marketing expenses to add gross margin	47,073		28,363
Maintenance capital expenditures	(5,269)		(6,402)

Adjusted EBITDA	$173,838	$1.23	$144,023	$1.05

Adjusted EBITDA
Gross margin per financial statements	$344,229	$2.44	$309,158	$2.25
Add (subtract):
Administrative expenses	(88,366)		(81,033)
Selling and marketing expenses	(118,722)		(101,177)
Bad debt expense	(21,534)		(18,901)
Stock based compensation	(7,660)		(7,231)
Amortization included in cost of sales/selling and marketing expenses	19,743		17,564
Other income	5,298		2,830
Transaction costs	(1,078)		(1,284)
Minority interest	124		2,136

Base EBITDA	132,034	$0.94	122,062	$0.89
Selling and marketing expenses to add gross margin	47,073		28,363
Maintenance capital expenditures	(5,269)		(6,402)

Adjusted EBITDA	$173,838	$1.23	$144,023	$1.05

Cash distributions/dividends
Distributions and dividends	$128,204		$119,273
Class A preference share distributions	—		4,896
Restricted share grants/unit appreciation rights and deferred share grant/deferred unit grant distributions	3,026		2,627

Total distributions/dividends	$131,230	$0.93	$126,796	$0.93

Adjusted fully diluted average number of units/shares outstanding[1]	141.0m		137.7m

[1]	The per share/unit amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

Base EBITDA differs from EBITDA in that the impact of the mark to market gains (losses) from the financial instruments is removed This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold at future fixed prices. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the

9.

customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy.

For Adjusted EBITDA, selling and marketing expenses used for increasing gross margin are also removed along with maintenance capital expenditures being deducted. As a corporation, management believes that Adjusted EBITDA is the best measure of operating performance.

Adjusted EBITDA amounted to $88.5 million ($0.62 per share) in the third quarter of fiscal 2012, an increase of 15% (12% per share/unit) from $76.8 million ($0.56 per unit) in the prior comparable quarter. The increase is attributable to the increase in gross margin, offset by higher operating expenses. Gross margin increased 12% (9% per share/unit) overall with energy marketing gross margin increasing by 5% and margin contributions from NHS and TGF increasing 65% and 12%, respectively, versus the comparable quarter.

Administrative expenses increased by 19% from $26.2 million to $31.3 million quarter over quarter. The increase over the prior comparable quarter was due to the inclusion of the administrative expenses relating to Fulcrum of $2.6 million and investments in growth for solar and network marketing expansion. Excluding the Fulcrum-related expenses, administrative expenses amounted to $28.7 million, consistent with the administrative expenses recorded in the prior three quarters.

Selling and marketing expenses for the three months ended December 31, 2011, were $48.9 million, a 42% increase from $34.5 million reported in the prior comparative quarter. This increase is attributable to the 23% increase in customer additions as well as the increased investments related to the build-out of the independent representative network by Momentis. The sales and marketing expenses representing the costs associated with maintaining gross margin, which are deducted in Adjusted EBITDA, were $19.2 million for the three months ended December 31, 2011, relatively unchanged from $19.1 million in the prior comparable quarter.

Bad debt expense was $8.3 million for the three months ended December 31, 2011, a 28% increase from $6.5 million recorded for the prior comparable quarter. This increase is a result of the 20% increase in revenue for markets which Just Energy bears the bad debt risk quarter over quarter. In addition, during the quarter, there were higher customer defaults in Texas after the peak billing during the seasonally warmer summer months. For the three months ended December 31, 2011, the bad debt expense of $8.3 million represents approximately 2.6% of revenue.

Dividends and distributions paid for the three months ended December 31, 2011 were $43.9 million, an increase of 3% from the prior comparative quarter as a result of the dividends paid to JEEC shareholders being only 66.67% of that which was paid to JE shareholders and a higher number of shares versus units outstanding. The payout ratio on Base EBITDA was 69% for the three months ended December 31, 2011, versus 62% in the prior comparative quarter. For the three months ended December 31, 2011, the payout ratio on Adjusted EBITDA was 50%, versus 55% in the prior comparative quarter.

For the nine months ended December 31, 2011, Adjusted EBITDA amounted to $173.8 million ($1.23 per share), an increase of 21% (18% per share/unit) from $144.0 million ($1.05 per unit) in the prior comparable period. For the current nine months, gross margin increased by 11% (9% per share/unit). Dividends and distributions for the nine months ended December 31, 2011, were $131.2 million ($0.93 per share), an increase of 3% from the prior comparative period. The payout ratio on Base EBITDA was 99% for the nine months ended December 31, 2011, versus 104% in the prior comparative period. For the nine months ended December 31, 2011, the payout ratio on Adjusted EBITDA was 75% versus 88% in the prior comparative period.

For further information on the changes in the gross margin, please refer to “Gas and electricity marketing” on page 14 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 21 through 25.

10.

Future embedded gross margin

Management's estimate of the future embedded gross margin is as follows:

(millions of dollars)

	As at Dec 31, 2011	As at Sept. 30 2011	Dec 2011 vs. Sept. 2011 variance	As at Dec 31, 2010	Dec 2011 vs. Dec 2010 variance
National Home Services (CAD$)	$352.0	$335.7	5%	$263.8	33%
Canada – energy marketing (CAD$)	587.7	603.9	(3)%	678.9	(13)%

Canada – total (CAD$)	939.7	939.6	—	942.7	—
U.S. – energy marketing (US$)	973.4	866.7	12%	822.4	18%
Total (CAD$)	$1,929.7	$1,848.1	4%	$1,760.7	10%

Management’s estimate of the future embedded gross margin amounted to $1,929.7 million at as December 31, 2011, an increase of 4% during the quarter. The future embedded gross margin for Canada was unchanged with higher embedded margin from National Home Services offsetting lower margins from energy marketing. The decline in embedded Canadian energy marketing margin was entirely due to a net customer loss of 3% during the quarter. NHS embedded margins were up 5% in the quarter reflecting a 7% increase in installed customers over the quarter. The embedded margin associated with National Home Services represents the margin associated with the remaining average life of the customer contracts.

U.S. future embedded gross margin grew 12% over the quarter from US$866.7 million to US$973.4 million. The growth in energy marketing embedded margins for the quarter includes US$76 million of future margin associated with customers acquired from Fulcrum. The growth in energy marketing embedded gross margin remains lower than the 16% growth in customer base as the commercial customers, which make up a growing percentage of new additions, have lower margins and shorter base contract terms than residential customers. However, the commercial customer base also results in lower customer aggregations costs and lower annual customer servicing costs, which are not captured in embedded margin.

The U.S. dollar weakened 3% against the Canadian dollar during the quarter, resulting in a lowering of $30.4 million in total future embedded gross margin when stated in Canadian dollars. Excluding the impact from foreign exchange and Fulcrum, the embedded margin from energy marketing increased by approximately $15 million.

Future embedded margin associated with TGF or Hudson Solar is currently immaterial and is therefore excluded from the embedded margin outlined above. As of December 31, 2011, Hudson Solar has made commitments of approximately $62.5 million, with the status of the associated projects ranging from contracted to completed. Completed projects make up a very small percentage of the commitments, therefore embedded margin from these projects is not yet material.

11.

ADJUSTED FUNDS FROM OPERATIONS

For the three months ended December 31

(thousands of dollars)

	Fiscal 2012	Per share	Fiscal 2011	Per unit
Cash inflow from operations	$17,473	$0.12	$9,021	$0.07
Add:
Increase in non-cash working capital	33,998		46,354
Dividend/distribution classified as finance cost	—		2,198
Other	124		(1,059)
Tax adjustment	22		34

Funds from operations	$51,617	$0.36	$56,548	$0.41

Payout ratio	85%		75%

Add: marketing expense to add new gross margin	26,600		11,293
Less: maintenance capital expenditures	(1,650)		(3,316)

Adjusted funds from operations	$76,567	$0.54	64,525	$0.47

Payout ratio	57%		66%

Adjusted fully diluted average number of shares outstanding [1]	141.7m		138.2m

[1]	The per share/unit amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

ADJUSTED FUNDS FROM OPERATION

For the nine months ended December 31

(thousands of dollars)

	Fiscal 2012	Per share	Fiscal 2011	Per unit
Cash inflow from operations	$66,847	$0.47	$42,958	$0.31
Add:
Increase in non-cash working capital	43,293		63,375
Dividend/distribution classified as finance cost	—		7,798
Other	124		354
Tax adjustment	9,404		8,288

Funds from operations	$119,668	$0.85	$122,773	$0.89

Payout ratio	110%		103%

Add: marketing expense to add new gross margin	47,073		28,363
Less: maintenance capital expenditures	(5,269)		(6,402)

Adjusted funds from operations	$161,472	$1.15	144,734	$1.05

Payout ratio	81%		88%

Adjusted fully diluted average number of shares outstanding[1]	141.0m		137.7m

[1]	The per share/unit amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

12.

Funds from operations

Funds from operations represent the cash available for distribution to the shareholders of Just Energy. For the three months ended December 31, 2011, funds from operations was $51.6 million ($0.36 per share), a 9% decrease from $56.5 million ($0.41 per unit) in the prior comparable quarter. This decrease is a result of the additional spending associated with the expansion of the solar and network marketing divisions in the current fiscal year. The payout ratio on funds from operations was 85% for the three months ended December 31, 2011, versus 75% in the prior comparable quarter. For the nine months ended December 31, 2011, funds from operations was $119.7 million ($0.85 per share), resulting in a payout ratio of 110%. In the prior comparable period, funds from operations was $122.8 million ($0.89 per unit), resulting in a payout ratio of 103%.

Adjusted funds from operations is adjusted to deduct only the sales and marketing expenses associated with maintaining gross margin as well as the maintenance capital expenditures for the quarter. For the three months ended December 31, 2011, adjusted funds from operations was $76.6 million ($0.54 per share), an increase of 19% over $64.5 million ($0.47 per unit) in the prior comparable period. For the nine months ended December 31, 2011, adjusted funds from operations was $161.5 million ($1.15 per share), an increase of 12% over the prior comparable period. Payout ratios were 57% and 81% for the three and nine months ended December 31, 2011, respectively, opposed to 66% and 88% in the prior comparable period.

SUMMARY OF QUARTERLY RESULTS

(thousands of dollars, except per unit/share amounts)

	Q3 fiscal 2012	Q2 fiscal 2012	Q1 fiscal 2012	Q4 fiscal 2011
Sales	$738,614	$600,043	$626,200	$941,334
Gross margin	147,407	102,561	94,261	172,599
Administrative expenses	31,308	28,774	28,284	28,367
Finance costs	16,377	14,340	13,792	13,646
Net income (loss)	(97,386)	(3,494)	51,132	37,119
Net income (loss) per share – basic	(0.70)	(0.03)	0.37	0.27
Net income (loss) per share – diluted	(0.70)	(0.03)	0.35	0.23
Dividends/distributions paid	43,934	43,691	43,605	43,208
Base EBITDA	63,563	38,604	29,867	109,282
Adjusted EBITDA	88,513	47,894	37,431	114,934
Payout ratio on Base EBITDA	69%	113%	146%	40%
Payout ratio on Adjusted EBITDA	50%	91%	116%	38%

	Q3 fiscal 2011	Q2 fiscal 2011	Q1 fiscal 2011	Q4[1] fiscal 2010
Sales	$744,296	$657,878	$609,684	$838,596
Gross margin	132,084	96,719	80,355	155,815
Administrative expenses	26,299	25,963	28,841	22,405
Finance costs	15,679 [2]	12,823 [2]	9,937 [2]	5,565
Net income (loss)	178,468	(133,436)	270,789	(79,211)
Net income (loss) per unit – basic	1.41	(1.07)	2.19	(0.59)
Net income (loss) per unit – diluted	1.16	(1.07)	1.78	(0.59)
Distributions paid	42,450	42,276	42,070	68,161 [3]
Base EBITDA	68,823	31,441	21,798	107,036
Adjusted EBITDA	76,800	37,497	29,726	108,962
Payout ratio on Base EBITDA	62%	134%	193%	64%
Payout ratio on Adjusted EBITDA	55%	113%	142%	63%

[1]	Quarterly information prepared using Canadian GAAP as prior to IFRS transition date.
[2]	Excludes distributions paid to holders of Exchangeable Shares prior to Conversion included as finance costs under IFRS.
[3]	Includes Special Distribution of $26.7 million paid in January 2010.

13.

Just Energy’s results reflect seasonality, as consumption is greatest during the third and fourth quarters (winter quarters). While year over year quarterly comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base EBITDA and Adjusted EBITDA and lower payout ratios in the third and fourth quarters, and lower Base EBITDA and Adjusted EBITDA and higher payout ratios in the first and second quarters.

Analysis of the third quarter

Sales decreased by 1% quarter over quarter to $738.6 million from $744.3 million. Sales from gas and electricity marketing decreased by 3% quarter over quarter primarily as a result of lower commodity prices as well as lower gas consumption due to the seasonally warmer temperatures in the current quarter. However, this decrease was offset by higher sales for NHS and TGF. Gross margin increased by 12% quarter over quarter due to a 5% increase in energy margin contribution as well as increased margin from NHS and TGF.

Net loss for the three months ended December 31, 2011 was $97.4 million, representing a loss per share of $0.70, on a basic and diluted basis. For the prior comparative quarter, net income was $178.5 million, representing income of $1.41 and $1.16, both on a basic and diluted per unit basis, respectively. The change in fair value of derivative instruments resulted in a loss of $110.7 million for the current quarter, in comparison with a gain of $234.9 million in the third quarter of the prior fiscal year. The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at future fixed prices, minimizing any realizable impact of mark to market gains and losses.

Adjusted EBITDA increased by 15% to $88.5 million for the three months ended December 31, 2011. This increase is attributable to the increase in gross margin less the higher administrative, bad debt and selling and marketing expenses to maintain gross margin. Base EBITDA (after all selling and marketing costs) decreased by 8% (10% per share/unit) to $63.6 million for the three months ended December 31, 2011, down from $68.8 million in the prior comparable quarter primarily as a result of higher investment in the solar and network marketing divisions to support future growth.

Dividends/distributions paid were $43.9 million, a 3% increase from $42.5 million paid in the prior comparative quarter. The increase is due to the higher number of outstanding shares as the annual dividend/distribution rate was unchanged at $1.24 per year. In the prior year, JEEC Exchangeable Shares were paid dividends equal to 66.67% of the Fund’s distributions. These shares have now been exchanged for JE common shares and receive the $1.24 annual dividends. Payout ratio on Adjusted EBITDA was 50% for the three months ended December 31, 2011, compared with 55% in the prior comparable quarter.

GAS AND ELECTRICITY MARKETING

For the three months ended December 31

(thousands of dollars)

		Fiscal 2012			Fiscal 2011
Sales	Canada	United States	Total	Canada	United States	Total

Gas	$131,787	$122,371	$254,158	$171,495	$156,525	$328,020
Electricity	119,326	312,856	432,182	146,469	236,728	383,197

	$251,113	$435,227	$686,340	$317,964	$393,253	$711,217

Increase (decrease)	(21)%	11%	(3)%

Gross margin	Canada	United States	Total	Canada	United States	Total

Gas	$24,568	$24,448	$49,016	$29,283	$25,530	$54,813
Electricity	22,591	56,879	79,470	19,457	47,573	67,030

	$47,159	$81,327	$128,486	$48,740	$73,103	$121,843

Increase (decrease)	(3)%	11%	5%

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GAS AND ELECTRICITY MARKETING

For the nine months ended December 31

(thousands of dollars)

		Fiscal 2012			Fiscal 2011
Sales	Canada	United States	Total	Canada	United States	Total

Gas	$309,471	$238,942	$548,413	$378,824	$285,500	$664,324

Electricity	365,037	914,126	1,279,163	472,677	783,717	1,256,394

	$674,508	$1,153,068	$1,827,576	$851,501	$1,069,217	$1,920,718

Increase (decrease)	(21)%	8%	(5)%

Gross margin	Canada	United States	Total	Canada	United States	Total

Gas	$48,793	$34,889	$83,682	$44,350	$30,353	$74,703
Electricity	60,530	157,449	217,979	73,258	142,244	215,502

	$109,323	$192,338	$301,661	$117,608	$172,597	$290,205

Increase (decrease)	(7)%	11%	4%

Sales for the three months ended December 31, 2011 were $686.3 million, a decrease of 3% from $711.2 million in the prior comparable quarter. The sales decline was the result of a gradual reduction in average price within the customer base as new customers signed and customer renewals are at lower prices than that of customers expiring or lost through attrition because of the decrease in commodity market prices. Gross margins were $128.5 million for the quarter, an increase of 5% from the $121.8 million earned during the three months ended December 31, 2010. The increase in gross margin is primarily a result of the inclusion of the margin associated with the record number of customers added through marketing and the 240,000 customers acquired with Fulcrum.

In past years, the warm weather experienced in third quarter (10% to 15% warmer than normal in Just Energy’s gas markets) would have resulted in substantial losses compared to the contracted margins of the customers. Following the losses seen in the record winter of 2009/2010, management developed a program of purchasing weather derivative options that are intended to offset margin lost due to warmer winter weather. Management estimates that the margin lost in the third quarter would have totalled approximately $12 million including reconciliations expected to be quantified in the fourth quarter, as a result of the lower consumption. Payout to the Company on the weather options has totalled $9 million in the quarter largely offsetting the losses. There is a payout cap on the options of $15 million.

For the nine months ended December 31, 2011, sales were $1,827.6 million, a decrease of 5% from $1,920.7 million reported in the prior comparable period. Gross margin was $301.7 million for the nine months ended December 31, 2011, an increase of 4% from $290.2 million earned in the first nine months of fiscal 2011.

Canada

Sales were $251.1 million for the three months ended December 31, 2011, down 21% from $318.0 million in the prior comparable quarter. Gross margins were $47.2 million in the third quarter, a decrease of 3% from $48.7 million in the prior comparable period. For the nine months ended December 31, 2011, sales and gross margin were $674.5 million and $109.3 million, respectively, representing a decrease of 21% in sales and 7% in gross margin over the comparative period of fiscal 2011. The number of customers in Canada has decreased by 12% during the past year.

Gas

Canadian gas sales were $131.8 million, a decrease of 23% from $171.5 million recorded for the three months ended December 31, 2010. The decrease is a result of the Canadian gas customer base falling by 15% year over year lower consumption of gas due to the

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warmer than usual winter weather and the decline in commodity prices reflected in recent contract offerings. Gross margin totalled $24.6 million, down 16% from the prior comparative quarter. During the quarter, Just Energy entered into weather index derivatives up to March 31, 2012 with the intention of reducing gross margin fluctuations from extreme weather. The weather index derivative mitigated any further loss that would have otherwise been experienced in the quarter.

For the nine months ended December 31, 2011, sales amounted to $309.5 million, a decrease of 18% from $378.8 million recorded in the prior comparable quarter due to a declining customer base, lower gas consumption due to warmer weather as well as lower contract prices. Gross margin increased by 10% from $44.4 million, to $48.8 million as a result of the impact of weather index derivatives recapturing lost margin.

After allowance for balancing and inclusive of acquisitions, realized average gross margin per customer (“GM/RCE”) for the rolling 12 months ended December 31, 2011, amounted to $171/RCE compared to $179/RCE for the prior comparable quarter. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

Electricity

Electricity sales were $119.3 million for the three months ended December 31, 2011, a decrease of 19% from the prior comparable quarter due to a 9% decline in RCEs as well as variable rate product offerings being at lower prices. Gross margin increased by 16% quarter over quarter to $22.6 million versus $19.5 million in the comparable three-month period. This increase in margin was a result of the higher margin associated with the JustGreen product offerings as well as some attractive variable rate products.

For the nine months ended December 31, 2011, sales amounted to $365.0 million, a decrease of 23% from $472.7 million recorded in the prior comparable period due to the declining customer base. Gross margin decreased by 17% to $60.5 million for the nine months ended December 31, 2011, over the prior comparable period.

Realized average gross margin per customer in Canada after all balancing and including acquisitions for the rolling 12-months ended December 31, 2011, amounted to $122/RCE, a decrease from $132/RCE in the prior comparative period due to the cumulative effect of new lower margin contracts necessary to compete against the very low utility price in the Ontario market. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States

Sales for the third quarter of fiscal 2012 were $435.2 million, an increase of 11% from $393.3 million for the three months ended December 31, 2010. Gross margin was $81.3 million, up 11% from $73.1 million in the prior comparable period. For the nine months ended December 31, 2011, sales increased by 8% to $1,153.1 million over the prior comparable period. Gross margin for the nine months ended December 31, 2011, was $192.3 million, an increase of 11% from $172.6 million recorded in the prior comparable period.

Gas

For the three months ended December 31, 2011, gas sales and gross margin in the U.S. totalled $122.4 million and $24.4 million, respectively, versus $156.5 million and $25.5 million, respectively, in the prior comparable quarter. Total gas customers remained relatively unchanged year over year. The sales decrease of 22% was the result of a lower consumption due to warmer than usual winter weather and a gradual reduction in average price within the customer base as renewals and new customers signed are at lower prices than those for customers expiring or lost through attrition.

Despite the 22% decrease in sales, the decrease in gross margin year over year was 4%. The negative impact of the warmer weather experienced during the quarter was lessened as a result of the weather derivatives put in place at the beginning of November, 2011.

For the nine months ended December 31, 2011, sales amounted to $238.9 million, a decrease of 16% from $285.5 million recorded in the prior comparable period due to the change in product pricing and lower consumption due to weather. Gross margin increased by 15% from $30.4 million to $34.9 million for the nine months ended December 31, 2011, primarily as a result of weather derivative options and the prior comparable period experiencing losses on sale of excess gas.

Average realized gross margin after all balancing costs for the rolling 12 months ended December 31, 2011, was $151/RCE, an increase from $142/RCE. This is primarily due to the lower losses on sale of excess gas this year compared to the previous year. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois and California.

Electricity

U.S. electricity sales and gross margin for the three months ended December 31, 2011 were $312.9 million and $56.9 million, respectively, versus $236.7 million and $47.6 million, in the third quarter of fiscal 2011. Sales increased 32% due to a 55% increase in long-term customers year over year, as a result of strong additions through marketing and 240,000 RCEs added through the Fulcrum acquisition. Sales increased less than the increase in customers due to a higher number of commercial customers and lower commodity pricing. Gross margin increased by 20% due to the higher customer base being offset by lower margins on the large number of commercial customers added.

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For the nine months ended December 31, 2011, sales amounted to $914.1 million, an increase of 17% from $783.7 million recorded in the prior comparable period. Gross margin increased 11% from $142.2 million to $157.4 million for the nine months ended December 31, 2011. Customers were up sharply but the majority of the net customer additions are lower margin commercial customers.

Average gross margin per customer for electricity during the current quarter decreased to $127/RCE, compared to $165/RCE in the prior comparable quarter, as a result of lower margins per RCE by design for commercial customers added. The GM/RCE value for Texas, Pennsylvania, Massachusetts and California includes an appropriate allowance for the bad debt expense.

LONG-TERM CUSTOMER AGGREGATION

	October 1, 2011	Additions	Acquired	Attrition	Failed to renew	December 31, 2011	% increase (decrease)

Natural gas
Canada	597,000	14,000	—	(15,000)	(25,000)	571,000	(4)%
United States	570,000	33,000	—	(28,000)	(9,000)	566,000	(1)%

Total gas	1,167,000	47,000	—	(43,000)	(34,000)	1,137,000	(3)%

Electricity
Canada	688,000	26,000	—	(17,000)	(19,000)	678,000	(1)%
United States	1,548,000	237,000	240,000	(58,000)	(24,000)	1,943,000	26%

Total electricity	2,236,000	263,000	240,000	(75,000)	(43,000)	2,621,000	17%

Combined	3,403,000	310,000	240,000	(118,000)	(77,000)	3,758,000	10%

Gross customer additions for the quarter were 310,000, up 23% from the 252,000 customers added through marketing in the third quarter of fiscal 2011 and an increase of 30% from the 238,000 customers added in the second quarter of fiscal 2012. Gross additions for the quarter were at record levels, exceeding Just Energy’s previous record gross additions of 261,000 recorded in the first quarter of fiscal 2011. Net additions were 355,000 for the quarter, resulting in a 10% growth in the customer base for the third quarter, including the additional 240,000 customers acquired with Fulcrum effective October 1, 2011.

Consumer customer additions amounted to 112,000, an increase of 33% from 84,000 customer additions recorded in the second quarter of fiscal 2012. Additions for the second quarter of fiscal 2012 were below management’s expectations with the third quarter’s additions being more in line with expectations. Management continues to diversify its sales platform beyond door-to-door sales to include the Momentis network, telephone and online marketing channels and responded to the current price environment with a change in product offerings to include variable-based products.

Commercial additions were 198,000 for the quarter, a 29% increase from 154,000 additions in the second quarter of fiscal 2012. The broker sales channel continues to expand across Just Energy’s existing markets. Commercial additions, which consists of customers representing 15 RCEs or higher, will fluctuate quarterly depending on the size of the contracts signed.

Total gas customers decreased by 3% during the last three months, reflecting a difficult price environment with a large disparity between utility spot prices and the five-year prices. The extended period of low, stable gas prices has reduced the customer appetite for the stability of higher priced long-term fixed contracts. As a result, Just Energy has moved to a variety of consumer products that provide a different value proposition in the current environment. Profitable new capped variable rate and monthly flat-rate contracts are being sold while spot market prices remain stable.

Total electricity customers were up 17% during the quarter, with a 26% growth in the U.S. market and a 1% decrease in customers in the Canadian markets. The growth in the U.S. is a result of the strong additions and the acquired Fulcrum customers, while the Canadian electricity market, particularly in Ontario, continues to face competitive challenges due to low utility pricing.

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JustGreen and JustClean

Sales of the JustGreen products remain strong despite premium pricing in a low-price environment. The JustGreen program allows customers to choose to purchase units of green energy in the form of renewable energy or carbon offsets, in an effort to reduce greenhouse gas emissions. When a customer purchases a unit of green energy, it creates a contractual obligation for Just Energy to purchase a supply of green energy at least equal to the demand created by the customer’s purchase. A review was conducted by Grant Thornton LLP of Just Energy’s Renewable Energy and Carbon Offsets Sales and Purchases report for the period from January 1, 2010, through December 31, 2010, validating the match of Just Energy’s renewable energy and carbon offset purchases against customer contracts. Just Energy will have a similar review conducted for calendar 2011. Just Energy has contracts with over 25 carbon offset and renewable energy projects across North America and is actively pursuing new projects to meet our growing demand for green energy alternatives. Just Energy purchases carbon offsets and renewable energy credits for the current and future use of our customers. Our purchases help developers finance their projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, Quebec, British Columbia, Alberta, Michigan, New York, Ohio, Illinois and Pennsylvania. JustGreen electricity is sold in Ontario, Alberta, New York, Texas and Pennsylvania. Of all consumer customers who contracted with Just Energy in the past year, 33% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 87% of their consumption as green supply. In the previous comparative period, 43% of the consumer customers who contracted with Just Energy chose to include JustGreen for an average of 90% of their consumption. Overall, JustGreen supply now makes up 9% of the overall gas portfolio, up from 5% a year ago. JustGreen supply makes up 12% of the electricity portfolio, up from 10% a year ago.

In addition, JustClean products are being offered in Ontario, Quebec and Florida. JustClean products are carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. The JustClean product can be offered in all states and provinces and is not dependent on energy deregulation. We are actively investing to expand this product offering throughout the U.S. and Canada to new markets, both regulated and deregulated.

Attrition

	Trailing 12-month attrition- Dec 31, 2011	Trailing 12-month attrition- Dec 31, 2010

Natural gas
Canada	10%	11%
United States	21%	25%
Electricity
Canada	10%	12%
United States	13%	18%

The past year saw an improvement in attrition rates across all markets. The primary contributing factor is that most customers signed in the past three years are on prices consistent with current market prices. The attrition from these customers and their eventual renewal will benefit from this pricing. As well, there are generally lower attrition rates among the growing base of commercial customers. In addition, improved economic conditions and diligent credit reviews have contributed to lower attrition rates in Canada and the U.S. gas markets. The improved attrition helps offset some of the impact of the softer renewals experienced in the past year.

Natural gas

The annual natural gas attrition in Canada was 10% for the trailing 12-months, slightly lower than the 11% attrition rate reported in the prior comparable quarter. In the U.S., annual gas attrition was 21%, a decrease from 25% experienced a year prior due to new product offerings and greater economic stability within the U.S customer base.

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Electricity

The annual electricity attrition rate in Canada was 10%, lower than the 12% reported in the prior comparable quarter. Electricity attrition in the U.S. was 13% for the trailing 12-months, in line with management’s ongoing expectations.

Renewals	Consumer		Commercial
	Trailing 12-month renewals - Dec 31, 2011	Trailing 12-month renewals - Dec 31, 2010	Trailing 12-month renewals - Dec 31, 2011	Trailing 12-month renewals - Dec 31, 2010
Natural gas
Canada	60%	69%	47%	51%
United States	89%	76%	61%	70%
Electricity
Canada	50%	65%	57%	62%
United States	71%	74%	66%	76%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Management’s targeted renewal rates for consumer customers are to be in the range of 70% overall, assuming commodity price volatility remains low. Renewal rates for commercial customers are expected to be more volatile than those of consumer customers as a commercial renewal is often a function of a competitive bid process and these customers regularly change suppliers. The combined renewal rate for all gas and electricity markets for consumer and commercial was 61% and 62%, respectively, for the trailing 12-month period versus 70% and 64% respectively for the comparative period.

Natural gas

The current trailing annual renewal rate for Canadian gas consumer and commercial customers were 60% and 47%, respectively, lower than the rate of 69% and 51% reported in the prior comparable quarter. In the Ontario gas market, residential customers who do not positively elect to renew or terminate their contract receive a one-year fixed price for the ensuing year. Of the total Canadian gas customer renewals for the trailing 12-months, 39% were renewed for a one-year term. The Canadian gas market continues to be challenged in renewals largely due to the current high differential between the five-year price and the utility spot price. The long period of stable low gas prices has reduced customer interest in renewing at higher fixed prices. Just Energy has introduced some enhanced variable-price offerings and JustGreen products in hope of improving renewal rates.

In the U.S. markets, Just Energy had primarily Illinois and New York gas customers up for renewal. Consumer and commercial gas renewals for the U.S. were 89% and 61%, respectively.

Electricity

The electricity renewal rate for Canadian consumer and commercial customers were 50% and 57%, respectively, for the trailing 12 months. There continues to be solid demand for JustGreen products, supporting renewals in Canadian electricity but, due to the disparity between the spot and five-year prices and low volatility in the spot prices, customers have been reluctant to again lock into fixed-price products again. Just Energy has introduced some enhanced variable-price electricity offerings and JustClean products to improve renewal rates.

During the rolling 12-months ended December 31, 2011, Just Energy had Texas, Illinois and New York electricity customers up for renewal. The electricity renewal rate for consumer and commercial customers were 71% and 66%, respectively, with strong renewals in Texas being offset by weaker renewals in Illinois and New York.

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Gas and electricity contract renewals

This table shows the percentage of customers up for renewal in each of the following fiscal years:

	Canada – gas	Canada - electricity	U.S. - gas	U.S. - electricity
2012	5%	6%	22%	23%
2013	32%	34%	19%	24%
2014	18%	16%	8%	12%
2015	17%	11%	11%	13%
Beyond 2015	28%	33%	40%	28%

Total	100%	100%	100%	100%

All month-to-month customers, are included in the chart above under the current period 2012.

Just Energy continuously monitors its customer renewal rates and continues to modify its offering to existing customers in order to maximize the number of customers who renew their contracts. To the extent there is continued customer take-up on Blend and Extend offers, some renewals scheduled for 2012 and 2013 will move to 2015 and beyond.

GROSS MARGIN EARNED THROUGH NEW MARKETING EFFORTS

Annual gross margin per customer for new and renewed customers

The table below depicts the annual margins on contracts of residential and commercial customers signed during the quarter. This table reflects all margin earned on new additions and renewals including both the brown commodity and JustGreen. Customers added through marketing or renewal had lower margins than the customers lost through attrition or failure to renew due to the competitive price environment. However, JustGreen is being aggressively marketed for renewals, with the expectation that rates similar to those for new customers can be achieved. Sales of the JustGreen products remained strong, with approximately 33% of all residential customers added in the past 12-months taking some or all green energy supply. Customers that have purchased the JustGreen product elected, on average, to take 87% of their consumption in green supply. For large commercial customers, the average gross margin for new customers added was $82/RCE. The aggregation cost of these customers is commensurately lower per RCE compared to a residential customer.

Annual gross margin per customer1

	Q3 fiscal 2012	Number of customers
Consumer customers added in the quarter
- Canada – gas	$205	7,000
- Canada – electricity	124	8,000
- United States – gas	196	30,000
- United States – electricity	179	67,000
Average annual margin	181
Consumer customers renewed in the quarter
- Canada – gas	$185	8,000
- Canada – electricity	110	9,000
- United States – gas	191	15,000
- United States – electricity	174	15,000
Average annual margin	169
Consumer customers lost in the quarter
- Canada – gas	$195	27,000
- Canada – electricity	150	22,000
- United States – gas	208	29,000
- United States – electricity	222	39,000
Average annual margin	199
Commercial customers added in the quarter	$82	198,000
Commercial customers lost in the quarter	$112	78,000

[1]	Customer sales price less cost of associated supply and allowance for bad debt.

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HOME SERVICES DIVISION (NHS)

NHS provides Ontario residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes as well as high efficiency furnaces and air conditioners. NHS continues its strong customer growth with installations for the quarter amounting to 9,900 water heaters, air conditioners and furnaces, compared with 9,700 units installed in the prior comparable quarter. The installations for the current quarter consisted of 8,400 water heaters and 1,500 HVAC units, compared to 8,600 water heaters and 1,100 HVAC units installed in the prior comparative quarter. Installations increased by 2%, although the overall contribution is greater as the average monthly rental revenue for HVAC products is 2.6 times that of a water heater. As of December 31, 2011, the cumulative installed customer base was 153,700 units, an increase of 39% from the prior year. Management is confident that NHS will continue to contribute to the long-term profitability of Just Energy. NHS currently markets through approximately 240 independent contractors.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of dividends, separate non-recourse financing of this capital is appropriate. NHS entered into a long-term financing agreement with Home Trust Company (“HTC”) for the funding of the water heaters, furnaces and air conditioners in the Enbridge Gas (January 2010) and Union Gas (July 2010) distribution territories. Under the HTC agreement, NHS receives funds equal to the amount of the five-, seven- or ten-year cash flow (at its option) of the water heater, furnace and air conditioner contracts discounted at the contracted rate, which is currently 7.99%. HTC is then paid an amount that is equal to the customer rental payments on the water heaters for the next five, seven or ten years as applicable. The funding received from HTC up to December 31, 2011, was $173.1 million

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund dividends. The result should be a valuable asset, which will generate strong cash returns following repayment of the HTC financing.

Selected financial information

(thousands of dollars, except where indicated)

	Three months ended December 31, 2011	Three months ended December 31, 2010	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Sales per financial statements	$9,411	$5,976	$25,589	$15,589
Cost of sales	2,223	1,611	5,624	4,606

Gross margin	7,188	4,365	19,965	10,983
Selling and marketing expenses	1,188	756	3,066	2,420
Administrative expenses	2,968	2,896	9,305	8,777
Finance costs	2,648	1,733	7,165	4,564
Capital expenditures	8,056	7,044	26,607	24,350
Amortization	461	373	1,338	1,419

Total number of water heaters, furnaces and air conditioners installed	153,700	110,700	153,700	110,700

Results from operations

For the three months ended December 31, 2011, NHS had sales of $9.4 million for the quarter, up 57.5% from $6.0 million reported in the third quarter of fiscal 2011. Gross margin amounted to $7.2 million for the three months ended December 31, 2011, an increase of 65% from $4.4 million reported in the comparable period. The cost of sales for the three months ended December 31, 2011 was $2.2 million, of which $1.8 million represents the non-cash amortization of the installed water heaters, furnaces and air conditioners for the customer contracts signed to date. Administrative costs, which relate primarily to administrative staff compensation, warehouse

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expenses and the opening of additional warehouses to support expansion throughout Ontario, were $3.0 million for the three months ended December 31, 2011, an increase of 2% quarter over quarter. The increase in administrative expenses was a result of the business growth year over year.

Finance costs amounted to $2.6 million as a result of the financing arrangement with HTC. Capital expenditures, including installation costs, amounted to $8.1 million for the three months ended December 31, 2011.

For the nine months ended December 31, 2011, sales were $25.6 million, an increase of 64% over $15.6 million in sales recorded for the same period in fiscal 2011, consistent as a result of the 39% increase in installed base and the higher revenue contribution from the HVAC products. Gross margin was $20.0 million for the nine months ended December 31, 2011, an 82% increase over margins of $11.0 million from the prior comparable period as a result of the increase in installation base. Selling and marketing and administrative expenses for the nine months of fiscal 2012 increased by 27% and 6%, respectively, over the prior comparable period due to the continued growth in customer base. Capital expenditures increased by 9% to $26.6 million for the nine months ended December 31, 2011.

The growth of NHS has been rapid and, combined with the HTC financing, is expected to be self-sustaining on a cash flow basis.

ETHANOL DIVISION (TGF)

TGF continues to remain focused on improving the plant production and run time of the Belle Plaine, Saskatchewan, wheat-based ethanol facility. For the three months ended December 31, 2011, the plant achieved an average production capacity of 84%, an increase from average production capacity of 80% in the second quarter of fiscal 2012 as a result of efficiencies gained from scheduled maintenance performed in the previous quarter.

Ethanol prices were, on average, $0.76 per litre and wheat prices averaged $207 per metric tonne for the three months ended December 31, 2011. For the prior comparable quarter, ethanol prices were lower and averaged $0.60 per litre and wheat prices were $160 per metric tonne. As at December 31, 2011, ethanol was priced at $0.60 per litre. For the three months ended December 31, 2011, the average price for DDG was $168 per metric tonne, versus $154 per metric tonne in the prior comparative quarter. The Ethanol division has separate non-recourse financing in place such that capital requirements and operating losses will not impact Just Energy’s core business and its ability to pay dividends.

Selected financial information

(thousands of dollars, except where indicated)

	Three months ended December 31 2011	Three months ended December 31 2010	Nine months ended December 31 2011	Nine months ended December 31 2010
Sales per financial statements	$37,540	$26,879	$104,111	$74,876
Cost of sales	31,074	21,082	88,888	67,403

Gross margin	6,466	5,797	15,223	7,473
Administrative expenses	1,426	2,788	6,249	8,417
Finance costs	1,620	1,789	4,913	5,398
Capital expenditures	64	37	186	216
Amortization	291	299	938	892

Results of operations

For the third quarter of fiscal 2012, TGF had sales of $37.5 million, a 40% increase from $26.9 million in the prior comparable quarter. Cost of sales amounted to $31.1 million, an increase of 47% from $21.1 million in the three months ended December 31, 2010. During the quarter, the plant produced 31.4 million litres of ethanol and 27,159 metric tonnes of DDG. In the prior comparable quarter, TGF produced 31.6 million litres of ethanol and 31,683 metric tonnes of DDG and experienced the same average production capacity as this current quarter, 84%. For the three months ended December 31, 2011, TGF incurred $1.4 million in administrative expenses and $1.6 million in finance costs.

For the nine months ended December 31, 2011, TGF increased sales by 39% from $74.9 million to $104.1 million over the prior comparable period. Gross margin was $15.2 million for the nine months ended December 31, 2011, a 104% increase over the prior comparable period due to a loss experienced in the first quarter of fiscal 2011 as a result of plant inefficiency and low ethanol and DDG prices.

22.

TGF receives a federal subsidy related to the ecoEnergy for Biofuels Agreement initially signed on February 17, 2009, based on the volume of ethanol produced. The subsidy is $0.08 per litre for fiscal 2012. The subsidy amount declines through time to $0.05 per litre of ethanol produced in fiscal 2015, the last year of the agreement.

OVERALL CONSOLIDATED RESULTS

Administrative expenses

Administrative costs were $31.3 million for the three months ended December 31, 2011, representing a 19% increase from $26.2 million in the third quarter of the prior fiscal year as well as a 9% increase over the administrative expense recorded in the second quarter of fiscal 2012. For the nine months ended December 31, 2011, administrative expenses were $88.4 million, an increase of 9% from $81.0 million in the prior comparable period.

	Three months ended December 31 2011	Three months ended December 31 2010	% Increase (decrease)	Nine months ended December 31 2011	Nine months ended December 31 2010	% Increase (decrease)
Energy marketing	$25,679	$20,000	28%	$69,055	$62,360	11%
NHS	2,968	2,896	2%	9,305	8,777	6%
TGF	1,426	2,788	(49)%	6,249	8,417	(26)%
Other	1,235	545	127%	3,757	1,479	154%

Total administrative expenses	$31,308	$26,229	19%	$88,366	$81,033	9%

Energy marketing administrative costs were $25.7 million in the third quarter of fiscal 2012, an increase of 28% from $20.0 million for the three months ended December 31, 2010. This increase is primarily attributable to the inclusion of $2.6 million in administrative costs related to the Fulcrum acquisition. Management does not anticipate any material synergies to be gained from the Fulcrum acquisition with respect to the administrative expenses. Excluding the Fulcrum-related costs, administrative expenses amounted to $28.7 million, consistent with the administrative expenses recorded in the prior three quarters. For the nine months ended December 31, 2011, administrative expenses for energy marketing were $69.1 million, an increase of 11% over the prior comparable period.

Administrative expenses for TGF were $1.4 million, a decrease of 49% from $2.8 million in the comparable period as a result of a reallocation of expense to cost of sales.

Other administrative costs were $1.2 million and $3.8 million for the three and nine months ended December 31, 2011. These expenses represent costs associated with the establishment of Hudson Solar and the expansion of network marketing through Momentis. Just Energy will continue to invest in Hudson Solar and Momentis in order to build growth platforms.

Selling and marketing expenses

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives for signing new customers, as well as sales-related corporate costs, were $48.9 million, an increase of 42% from $34.5 million in the third quarter of fiscal 2011. New customers signed by our sales force were 310,000 during the third quarter of fiscal 2012, an increase of 23% compared to 252,000 customers added through our sales channels in the prior comparable quarter. For the nine months ended December 31, 2011, selling and marketing expenses amounted to $118.7 million, an increase of 17% from $101.2 million recorded in the prior comparable period. Sales and marketing expenditures at NHS were up 57% and 27%, respectively, for the three and nine months ended December 31, 2011.

Commissions related to obtaining and renewing Hudson commercial contracts are paid all or partially upfront or as residual payments over the life of the contract. If the commission is paid all or partially upfront, the amortization is included in selling and marketing expenses as the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned. Of the current total commercial customer base, approximately 62% are commercial broker customers and approximately 63% of these commercial brokers are being paid recurring residual payments. During the three months ended December 31, 2011, $2.7 million in commission-related expenses were capitalized to contract initiation costs. Of the capitalized commissions, $0.8 million represents commissions paid to maintain gross margin and therefore, is included in the maintenance capital deducted in the Adjusted EBITDA calculation.

23.

Selling and marketing expenses to maintain gross margin are allocated based on the ratio of gross margin lost from attrition as compared to the gross margin signed from new and renewed customers during the period. Selling and marketing expenses to maintain gross margin were $19.2 million for the three months ended December 31, 2011, a slight increase from $19.1 million in the third quarter of fiscal 2011. For the nine months ended December 31, 2011, selling and marketing expenses to maintain gross margin amounted to $61.1 million, an increase of 10% from $62.5 million in the prior comparable period.

Selling and marketing expenses to add new gross margin are allocated based on the ratio of net new gross margin earned on the customers signed, less attrition, as compared to the gross margin signed from new customers during the period. Selling and marketing expenses to add new gross margin in the three months ended December 31, 2011, totalled $26.6 million, an increase of 136% from $11.3 million in the third quarter of fiscal 2011. For the nine months ended December 31, 2011, sales and marketing expenses to add new gross margin were $47.1 million, an increase of 66% from $28.4 million in the prior comparable period. The increase over the prior comparable period is attributable to the increase in net additions in fiscal 2012 as well as the inclusion of the spending related to the growth of network marketing during the current fiscal year.

Included within selling and marketing expenses for the three and nine months ended December 31, 2011 is an amount of $11.5 million and $16.0 million, respectively, representing the investment to grow the independent representative base for Momentis. In contrast to door-to-door marketing, there is an initial cost of building the Momentis channel as a result of the expansion of an independent representative base that will contribute to the number of customers on a go-forward basis. This cost is expensed immediately, with the margin for customer aggregation recognized over future periods. The customers signed by independent representatives are not customers that would normally been signed by the traditional door-to-door marketing channel and typically experience lower attrition and better renewal rates.

Selling and marketing expenses included in Base EBITDA exclude amortization related to the contract initiation costs for Hudson and NHS. For the three months ended December 31, 2011, the amortization amounted to $3.1 million, a decrease of 24% from $4.1 million reported in the prior comparable quarter. The amortization related to the contract initiation costs for the nine months ended December 31, 2011 and 2010 was $10.6 million and $10.3 million, respectively.

The actual aggregation costs per customer for the nine months December 31, 2011, for residential and commercial customers signed by independent representatives and commercial customers signed by brokers were as follows:

	Residential customers	Commercial customers	Commercial broker customers
Natural gas
Canada	$231/RCE	$130/RCE	$82/RCE
United States	$208/RCE	$91/RCE	$27/RCE
Electricity
Canada	$217/RCE	$133/RCE	$36/RCE
United States	$188/RCE	$115/RCE	$35/RCE

Total aggregation costs	$203/RCE	$122/RCE	$34/RCE

The actual aggregation per customer added for all energy marketing for the nine months ended December 31, 2011, was $96/RCE. The $34/RCE average aggregation cost for the commercial broker customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $34/RCE per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $61 (1.8 x $34/RCE) to the quarter’s $34/RCE average aggregation cost for commercial broker customers reported above. For the prior comparable nine months, total aggregation costs per residential, commercial and commercial brokers were $172/RCE, $108/RCE and $35/RCE, respectively, with a combined cost of $104/RCE.

Bad debt expense

In Illinois, Alberta, Texas, Pennsylvania, California, Massachusetts, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer account collection for certain territories within Ontario. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the three months ended December 31, 2011, Just Energy was exposed to the risk of bad debt on approximately 43% of its sales.

24.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the three months ended December 31, 2011, was $8.3 million, an increase of 28% from $6.5 million expensed for the three months ended December 31, 2010. The bad debt expense increase was a result of a 20% increase in total revenues for the current three-month period to $315.2 million, including the additional revenue earned in Texas from the customers acquired from Fulcrum. In addition, the write-offs in Texas were higher than normal in the quarter as a result of the write-offs associated with the higher bills from the warmer weather experienced during the previous summer. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency.

For the nine months ended December 31, 2011, the bad debt expense of $21.5 million represents approximately 2.5% of revenue, slightly lower than the 2.6% reported for the prior comparable period with $18.9 million of bad debt expense.

Management expects that bad debt expense will remain in the range of 2% to 3% for the fiscal year. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

Finance costs

Total finance costs for the three months ended December 31, 2011 amounted to $16.4 million, a decrease from $17.9 million recorded in the third quarter of fiscal 2011. Excluding the $2.2 million of dividend payments made to holders of Exchangeable Shares and equivalents classified as finance costs under IFRS in the prior comparable quarter, finance costs increased by 4%. The increase in costs primarily relates to the interest associated with the $100m convertible debentures and the increase in NHS financing, which is offset by the lower finance costs related to the credit facility.

For the nine months ended December 31, 2011, finance costs amounted to $44.5 million, an increase of 16% from $38.4 million in finance costs for the prior comparable period, excluding the impact of $7.8 million in dividend payments classified as finance costs. In addition to the increase in interest paid related to NHS financing, finance costs relating to the $330m and $100m convertible debentures were higher in the current period. The $330m convertible debentures were issued in May 2010 to fund the Hudson acquisition, resulting in only five months of related costs in the prior comparable period. The $100m convertible debentures were issued in September 2011 to fund the Fulcrum acquisition, resulting in no comparable costs being recorded in the prior fiscal year.

Foreign exchange

Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three months ended December 31, 2011, a foreign exchange unrealized loss of $9.4 million was reported in other comprehensive income (loss) versus $4.1 million in the prior comparable period. For the nine months ended December 31, 2011, a foreign exchange unrealized gain of $6.1 million was recorded compared to a gain of $5.2 million in the prior comparable period.

Overall, a weaker U.S. dollar decreases the value of sales and gross margin in Canadian dollars but this is partially offset by lower operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are placed. Just Energy hedges between 25% and 90% of the next 12 months’ cross border cash flows depending on the level of certainty of the cash flow.

Provision for income tax

(thousands of dollars)

	For the three months ended December 31, 2011	For the three months ended December 31, 2010	For the nine months ended December 31, 2011	For the nine months ended December 31, 2010
Current income tax provision (recovery)	$987	$3,490	$(3,174)	$292
Deferred tax provision (recovery)	(1,416)	65,677	24,891	11,130

Provision for (recovery of) income tax	$(429)	$69,167	$21,717	$11,422

25.

Just Energy recorded a current income tax provision of $1.0 million for the third quarter of fiscal 2012, versus $3.5 million in the same period last year. A current tax recovery of $3.2 million has been recorded for the nine-month period of fiscal 2012, versus a provision of $0.3 million for the same period last year. The change is mainly attributable to a U.S. income tax recovery generated by higher tax losses incurred by the U.S. entities during the first three quarters of this fiscal year.

For the first nine months of this fiscal year, the mark to market losses from financial instruments decreased as a result of a change in fair value of these derivative instruments during this period and, as a result, a deferred tax expense of $24.9 million was recorded for this period. During the same period of fiscal 2011, Just Energy was an income trust and only included timing differences that were going to reverse subsequent to conversion when assessing its future tax position, as a result of fluctuations in mark to market losses on contracts that were to settle subsequent to January 1, 2011. Consequently a deferred tax provision of only $11.1 million was recorded for the same period last year.

After the Conversion on January 1, 2011, Just Energy has been taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian liabilities and assets recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. Canadian corporations under Just Energy are subject to a tax rate of approximately 28%.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. A deferred tax asset will be recognized for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Liquidity and capital resources

Summary of cash flows

(thousands of dollars)

	Three months ended December 31, 2011	Three months ended December 31, 2010	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Operating activities	$17,473	$9,021	$66,847	$42,958
Investing activities	(120,313)	(19,132)	(162,724)	(302,505)
Financing activities, excluding distributions/dividends	48,764	27,522	179,062	336,973
Effect of foreign currency translation	(2,351)	749	(2,207)	7,794

Increase (decrease) in cash before distributions/dividends	(56,427)	18,160	80,978	85,220
Distributions/dividends (cash payments)	(33,533)	(32,685)	(104,398)	(99,526)

Decrease in cash	(89,960)	(14,525)	(23,420)	(14,306)
Cash – beginning of period	165,006	79,001	98,466	78,782

Cash – end of period	$75,046	$64,476	$75,046	$64,476

Operating activities

Cash flow from operating activities for the three months ended December 31, 2011, was $17.5 million, an increase from $9.0 million in the prior comparative quarter. The increase is a result of the increase in gross margin and improved changes in non-cash working capital quarter over quarter. For the nine months ended December 31, 2011, cash flow from operating activities was $66.8 million, an increase of 56% from $43.0 million reported for the prior comparable period

Investing activities

Just Energy purchased capital assets totalling $21.1 million during the third quarter of the fiscal year, a significant increase from $8.7 million in the third quarter of the prior fiscal year. This increase is due to increased capital investments made in the Home Services business and Hudson Solar. Contract initiation costs relating to Hudson and NHS amounted to $5.4 million for the three months ended December 31, 2011, a decrease of over 6.8 million recorded in the prior comparable quarter.

26.

Financing activities

Financing activities, excluding distributions/dividends, relates primarily to the issuance and repayment of long-term debt. During the three months ended December 31, 2011, $104.9 million in long-term debt was issued, with the majority relating to increases in the credit facility and NHS financing with repayments of long-term debt amounting to $56.8 million for the quarter. In the prior comparable quarter, $47.8 million was issued in long-term debt relating to the credit facility and NHS financing with $22.1 million being repaid.

For the nine months ended December 31, 2011, $353.0 million was issued in long-term debt with repayments amounting to $176.2 million, resulting in net borrowing of $176.8 million. In addition to the $100 million issued, there were increases to the borrowings related to the credit facility and NHS financing. For the nine months ended December 31, 2010, $414.8 million was issued in long term debt with $72.3 million being repaid. The issuance of long-term debt was primarily related to the $330m convertible debentures issued to finance the Hudson acquisition in May 2010.

As of December 31, 2011, Just Energy had a credit facility of $350 million expiring on December 31, 2013. As Just Energy continues to expand in the U.S. markets, the need to fund working capital and collateral posting requirements will increase, driven primarily by the number of customers aggregated, and to a lesser extent, by the number of new markets. Based on the markets in which Just Energy currently operates and others that management expects the Company to enter, funding requirements will be fully supported through the credit facility.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. For residential customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.

The elapsed period between the time when a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas, Just Energy receives payment directly from the customer.

Distributions/dividends (Cash payments)

During the three months ended December 31, 2011, Just Energy made cash distributions/dividends to its shareholders and holders of restricted share grants and deferred share grants in the amount of $33.5 million, compared to $32.7 million in the prior comparable period. For the nine months ended December 31, 2011, cash dividends were $104.4 million, an increase from $99.5 million paid in distributions in the prior comparable period.

Just Energy maintains its annual dividend rate at $1.24 per share, the same rate that was previously paid for distributions. The current dividend policy provides that shareholders of record on the 15th of each month receive dividends at the end of the month.

Investors should note that due to the dividend reinvestment plan (“DRIP”), a portion of dividends (and prior to January 1, 2011, distributions) declared are not paid in cash. Under the program, shareholders can elect to receive their dividends in shares at a 2% discount to the prevailing market price rather than the cash equivalent. With the commencement of the normal course issuer bid on December 16, 2011, Just Energy announced its intention to suspend the ability of shareholders to participate in its DRIP until further notice effective February 1, 2012. For the three and nine months ended December 31, 2011, dividends paid in shares under the DRIP amount to $7.7 million and $26.5 million, respectively.

Just Energy will continue to utilize its cash resources for expansion into new markets, growth in its existing energy marketing customer base, JustGreen and JustClean products, and in the Solar and Home Services division, as well as to make accretive acquisitions for its customers as well as to provide dividends to its shareholders.

Balance sheet as of December 31, 2011, compared to March 31, 2011

Cash decreased from $98.5 million as at March 31, 2011, to $75.0 million. The utilization of the credit facility increased from $53.0 million to $104.3 million during the nine months ended December 31, 2011 as a result of normal seasonal working capital requirements. Working capital requirements in the U.S. and Alberta are a result of the timing difference between customer consumption and cash receipts. For electricity, working capital is required to fund the lag between settlements with the suppliers and settlement with the LDCs.

27.

As at December 31, 2011, trade receivables and unbilled revenue amounted to $281.6 million and $146.5 million, respectively, compared to nine months earlier when the trade receivables and unbilled revenue amounted to $281.7 million and $112.1 million, respectively. Trade payables have increased from $275.5 million to $283.7 million in the past nine months.

As at December 31, 2011, Just Energy had delivered less gas to the LDCs than had been consumed by customers in Ontario, Manitoba, Quebec and Michigan, resulting in gas delivered in excess of consumption and deferred revenue of $62.7 million and deferred revenue of $68.9 million, respectively. This build-up of inventory at the LDCs is in the normal course of operations and will decrease over the remaining winter months as consumption by customers continues to exceed deliveries. At March 31, 2011, Just Energy had accrued gas receivable and payable amounting to $26.5 million and $19.4 million, respectively. In addition, gas in storage increased from $6.1 million as at March 31, 2011 to $45.0 million as at December 31, 2011, due to the seasonality of the customer gas consumption.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in net income and, accordingly, shareholders’ equity from quarter to quarter due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the goodwill, acquired customer contracts as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Fulcrum, Hudson and Universal purchases. The total intangible asset balance decreased to $582.8 million, from $640.2 million as at March 31, 2011, primarily as a result of amortization, but offset by the increase in intangibles associated with the Fulcrum acquisition.

Long-term debt (excluding the current portion) has increased from $507.5 million to $677.8 million in the nine months ended December 31, 2011, primarily as a result of the issuance of the $100 million convertible debentures as well as an increase in HTC financing.

Long-term debt and financing

(thousands of dollars)

	As at December 31	As at March 31
	2011	2011
Just Energy credit facility	$104,316	$53,000
TGF credit facility	33,205	36,680
TGF debentures	35,881	37,001
NHS financing	140,083	105,716
$90m convertible debentures	85,744	84,706
$330m convertible debentures	290,510	286,439
$100m convertible debentures	85,655	—

Just Energy credit facility

Just Energy holds a $350 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, The Bank of Nova Scotia, Toronto Dominion Bank and Alberta Treasury Branches. Under the terms of the credit facility, Just Energy was able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 3.38%, prime rate advances at rates of interest that vary between bank prime plus 1.88% and 2.38%, and letters of credit at rates that vary between 2.88% and 3.38%. Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding among others, TGF and NHS, and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at December 31, 2011 and 2010 all of these covenants had been met.

TGF credit facility

A credit facility of up to $50 million was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years commencing March 1, 2009, which includes interest costs at a rate of prime plus 3%, with principal repayments commencing on March 1, 2010. The facility was further revised on June 30, 2010, postponing the principal payments due

28.

for April 1, 2010 to June 1, 2010, and to amortize them over the six-month period commencing October 1, 2010, and ending March 31, 2011. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, and a general security interest on all other current and acquired assets of TGF, all of which have no recourse to the Company or any other Just Energy entity. The credit facility includes certain financial covenants, the more significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ equity. The covenants will be measured as of March 31, 2012, and non-attainment may result in a non-compliance fee up to 0.25% of the loan balance as of March 31, 2012.

TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40 million aggregate principal amount of debentures was entered into in 2006. TGF was in recent negotiations with the lender and adjusted the covenant levels. In addition the interest rate was increased to 12%, and quarterly blended principal and interest payments of $1.1 million were established. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants, which are more favourable than the original covenants, will be measured annually beginning with the fiscal 2012 year end. The maturity date was extended to May 15, 2014, with a call right any time after April 1, 2012. The debenture holders have no recourse to the Company or any other Just Energy entity.

NHS financing

In fiscal 2010, NHS entered into a long-term financing agreement with HTC for the funding of new and existing rental water heater and HVAC contracts in the Enbridge Gas distribution territory. In July, 2010, the financing arrangement was expanded to the Union Gas territory. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the first five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater and HVAC contracts for the first five, seven or ten years, respectively. Under the agreement, up to one third of rental agreements may be financed for each of the seven- or ten-year terms. As at December 31, 2011, the average term of the HTC funding was 6.1 years.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited to a reserve account in the event of default. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS. HTC holds security over the contracts and equipment it has financed. NHS is required to meet a number of covenants under the agreement and, as at December 31, 2011, all of these covenants have been met.

$90m convertible debentures

In conjunction with the acquisition of Universal on July 1, 2009, Just Energy assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a face value of $90 million. The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on March 31 and September 30 of each year. As at December 31, 2011, each $1,000 principal amount of the $90m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 33.25 Just Energy common shares, representing a conversion price of $30.08 per share. Pursuant to the $90m convertible debentures, if Just Energy fixes a record date for the making of a dividend on its shares, the conversion price shall be adjusted in accordance therewith.

On and after October 1, 2010, but prior to September 30, 2012, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price ($22.50). On and after September 30, 2012, but prior to the maturity date, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

$330m convertible debentures

To fund the acquisition of Hudson, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures issued on May 5, 2010. The $330m convertible debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 of each three months, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share.

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The $330m convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the debentures may be redeemed by Just Energy, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

$100m convertible debentures

On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures to fund the acquisition of Fulcrum and for other corporate purposes on October 3, 2011. The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, commencing March 31, 2012 and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption, into 56.0 common shares of Just Energy, representing a conversion price of $17.85.

The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014. After September 30, 2014 and prior to September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

CONTRACTUAL OBLIGATIONS

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

Payments due by period

(thousands of dollars)

	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 Years
Accounts payable and accrued liabilities	$283,659	$283,659	$—	$—	$—
Bank indebtedness	5,035	5,035	—	—	—
Long-term debt (contractual cash flow)	833,999	96,691	256,184	26,290	454,834
Interest payments	282,596	47,528	86,833	66,903	81,332
Property and equipment lease agreements	37,184	8,415	12,666	8,074	8,029
Grain production contracts	4,666	3,973	693	—	—
Commodity supply purchase commitments	2,769,643	1,358,817	1,197,724	208,798	4,304

	$4,216,782	$1,804,118	$1,554,100	$310,065	$548,499

Other obligations

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

TRANSACTIONS WITH RELATED PARTIES

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

30.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

Unbilled revenues/Accrued gas accounts payable

Unbilled revenues result when customers consume more gas than has been delivered by Just Energy to the LDCs. These estimates are stated at net realizable value. Accrued gas accounts payable represents Just Energy’s obligation to the LDC with respect to gas consumed by customers in excess of that delivered and valued at net realizable value. This estimate is required for the gas business unit only, since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Gas delivered in excess of consumption/Deferred revenues

Gas delivered to LDCs in excess of consumption by customers is valued at the lower of cost and net realizable value. Collections from LDCs in advance of their consumption results in deferred revenues, which are valued at net realizable value. This estimate is required for the gas business unit only since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Allowance for doubtful accounts

Just Energy assumes the credit risk associated with the collection of all customers’ accounts in Alberta, Illinois, Texas, Pennsylvania, California, Massachusetts, Michigan and Georgia. In addition, for large direct-billed accounts in B.C., New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer accounts within certain territories in Ontario. Management estimates the allowance for doubtful accounts in these markets based on the financial conditions of each jurisdiction, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.

Goodwill

In assessing the value of goodwill for potential impairment, assumptions are made regarding Just Energy’s future cash flow. If the estimates change in the future, Just Energy may be required to record impairment charges related to goodwill. An impairment review of goodwill was performed as at June 30, 2011, and as a result of the review, it was determined that no impairment of goodwill existed.

FAIR VALUE OF DERIVATIVES FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s expansion into the U.S. has introduced foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The financial statements are in compliance with IAS 32, Financial Instruments: Presentation, IAS 39, Financial Instruments: Recognition and Measurement and IFRS 7, Financial Instruments: Disclosure. Up to June 30, 2008, the financial statements also applied Section 3865 of the CICA Handbook, which permitted a further calculation for qualified and designated accounting hedges to determine the effective and ineffective portions of the hedge. This calculation permitted the change in fair value to be accounted for

31.

predominantly in the consolidated statements of comprehensive income. As of July 1, 2008, management decided that the increasing complexity and costs of maintaining this accounting treatment outweighed the benefits. This fair value (and when it was applicable, the ineffectiveness) was determined using market information at the end of each quarter. Management believes Just Energy remains economically hedged operationally across all jurisdictions.

JUST ENERGY COMMON SHARES

As at February 8, 2012, there were 139,339,241 common shares of JE outstanding.

NORMAL COURSE ISSUER BID

During the quarter, Just Energy announced that it had received approval to make a normal course issuer bid to purchase for cancellation up to 13,200,917 of its common shares, approximately 10% of the public float, during a 12-month period commencing December 16, 2011 and ending December 15, 2012. A maximum of 82,430 shares, approximately 25% of the average daily trading volume, may be purchased on any trading day. As at December 31, 2011. Just Energy purchased and cancelled 36,000 shares at an average price of $11.02 for total cash consideration of $0.4 million.

RECENTLY ISSUED ACCOUNTING STANDARDS

New accounting pronouncements adopted

Fiscal 2012 is Just Energy’s first fiscal year reporting under IFRS. Accounting standards effective for annual reporting periods ended on March 31, 2011, have been adopted as part of the transition to IFRS.

Recent pronouncements issued

IFRS 9 Financial Instruments

As of April 1, 2013, Just Energy will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements

As of April 1, 2013, IFRS 10, Consolidated Financial Statements will replace portions of IAS 27 Consolidated and Separate Financial Statements and Interpretation SIC-12, Consolidation – Special Purpose Entities. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the current ability to affect those returns through its power over the investee.

As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgment about whether or not the Company controls another entity; there are no clear lines. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments, holding less than a majority of voting rights, how to consider protective rights, and principal-agency relationships (including removal rights), all of which may differ from current practice. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements

On April 1, 2013, Just Energy will be required to adopt IFRS 11, Joint Arrangements, which applies to accounting for interests in joint arrangements where there is joint control. The standard requires the joint arrangements to be classified as either joint operations or joint ventures. The structure of the joint arrangement would no longer be the most significant factor when classifying the joint arrangement as either a joint operation or a joint venture. In addition, the option to account for joint ventures (previously called “jointly controlled entities”) using proportionate consolidation will be removed and replaced by equity accounting.

Due to the adoption of this new section, the Company will transition the accounting for joint ventures from the proportionate consolidation method to the equity method by aggregating the carrying values of the proportionately consolidated assets and liabilities into a single line item. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities

On April 1, 2013, Just Energy will be required to adopt IFRS 12, Disclosure of Interests in Other Entities, which includes disclosure requirements about subsidiaries, joint ventures, and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgments and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

32.

IFRS 13 Fair Value Measurement

On April 1, 2013, Just Energy will be required to adopt IFRS 13, “Fair Value Measurement.” The new standard will generally converge the IFRS and Canadian (“GAAP”) requirements for how to measure fair value and the related disclosures. IFRS 13 establishes a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the “exit price” and concepts of ‘highest and best use and “valuation premise” would be relevant only for non-financial assets and liabilities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27 Separate Financial Statements

On April 1, 2013 Just Energy will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10.

In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 28 Investments in Associates and Joint Ventures

On April 1, 2013, Just Energy will be required to adopt IAS 28, Investments in Associates and Joint Ventures.

As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The company will apply this standard when there is joint control or significant influence over an investee.

Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

LEGAL PROCEEDINGS

Just Energy’s subsidiaries are party to a number of legal proceedings. Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In addition to the routine legal proceedings of Just Energy, the State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including CEI with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. CEI continues to vigorously contest this matter which is not expected to have a material impact on the financial condition of the Company.

CONTROLS AND PROCEDURES

At December 31, 2011, the Chief Executive Officer and Chief Financial Officer of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the CEO and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. During the interim period, there have been no changes in Just Energy’s policies and procedures that comprise its internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

33.

LIMITATION ON SCOPE OF DESIGN

Section 3.3(1) of National Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings”, states that the Company may limit its design of disclosure controls and procedures and internal controls over financial reporting for a business that it acquired not more than 365 days before the end of the financial period to which the certificate relates. Under this section, the Company’s CEO and CFO have limited the scope of the design, and subsequent evaluation, of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of the acquired Fulcrum Retail Holdings, LLC (“Fulcrum”) acquired effective October 1, 2011.

Summary financial information pertaining to the Fulcrum acquisition that was included in the consolidated financial statements of the Fund as at December 31, 2011 is as follows:

(In thousands of dollars)	Total
Sales[1]	$53,655
Net income	9,900
Current assets	36,571
Non-current assets	98,736
Current liabilities	39,307
Non-current liabilities	4,971

[1]	Results from October 1, 2011 to December 31, 2011

CORPORATE GOVERNANCE

Just Energy is committed to transparency in our operations and our approach to governance meets all recommended standards. Full disclosure of our compliance with existing corporate governance rules is available on our website at www.justenergygroup.com and is included in Just Energy’s May 20, 2011, management information circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

OUTLOOK

The third quarter of fiscal 2012 was highlighted by record marketing success. The past decisions to diversify beyond the core long term, fixed rate gas and electricity products resulted in gross customer additions through marketing of 310,000, 19% more customers than the prior record quarterly total of 261,000 and up 30% from the second quarter. Net customer additions through marketing were 115,000, up 156% from the second quarter. Management anticipates that this level of marketing success can be sustainable over the long term, although fourth quarter customer additions are normally lower than those of the third quarter due to the aftermath of the holiday period. Both consumer and commercial customer additions increased in the quarter, with the majority of new customers being commercial. Just Energy’s total customer base increased by 10% in the quarter, which includes the customers acquired with Fulcrum.

Commercial customers show several different characteristics when compared to traditional residential customers. They are generally signed at lower annual margins per RCE but are acquired with commensurately lower aggregation cost and lower ongoing administrative cost. The customers have a similar average life to residential customers but are subject to lower annual attrition and higher failure to renew at contract end in order to reach this life. Overall, the continued rapid growth of the commercial business will result in higher customer growth than margin growth in future periods; this trend was witnessed in the third quarter. The commercial customer base grew from 33% at the time of the Hudson acquisition to 48% at the end of the quarter due to marketing success and the acquisition of Fulcrum. The diversification of products and sales channels continues at Just Energy. Over the past three years, Just Energy’s management has taken a number of steps intended to use new products and markets to provide growth as the current commodity price environment, which has been an extended period of stable low prices, is not conducive to the sale of long-term fixed-price offerings. The acquisition of Fulcrum has provided an entry into affinity-based sales, a market segment which Just Energy had not previously pursued. Recently developed telemarketing and Internet sales as well as the Momentis network marketing division are also further diversifications of the Company’s sales platform. With our platform of independent representatives, we will begin to sell NHS products in Ontario and green products throughout North America.

Green products continued to grow as a portion of the residential base. JustGreen as a percentage of the natural gas residential book almost doubled to 9%, up from 5% year over year while JustGreen currently makes up 12% of the electricity residential book up from 10%. These profitable products are saleable to a broad spectrum of the residential market and contribute to improved renewal rates at the end of the contracts. Just Energy has more than 25 contracts with green energy projects across the Company’s markets and continues to look for more opportunities as the business expands.

34.

National Home Services also contributed to growth this quarter. The number of installed units was up 39% year over year with margin from those units up 65% to $7.2 million in the quarter. This growth, along with improved results at the Company’s ethanol plant, more than offsets lower growth in margins in the energy marketing business. Just Energy expects continued contributions from these businesses, particularly as NHS expands into new geographic territories.

As has been the case for all of fiscal 2012, the third quarter showed the continued benefit of past diversifications as well as the weather mitigation impact of the Company’s hedging program. Gross margin was up 12% (9% per share/unit) versus the prior comparable quarter. For the nine months ended December 31, 2011, gross margin was up 11% (9% per share/unit), ahead of the published fiscal 2012 guidance of 5% per share. Adjusted EBITDA, which management believes is the best measure of operating performance, was up 15% (12% per share) for the quarter, the third consecutive quarter with double digit per share growth. Year to date, Adjusted EBITDA is up 21% (18% per share); again well ahead of the Company’s 5% guidance for fiscal 2012 and consistent with management’s expectation. Adjusted EBITDA reflects the business profit after maintenance capital and before selling and marketing costs to grow future embedded gross margin.

Base EBITDA (EBITDA after all marketing costs) was down 8% for the quarter but this is to be expected given the record customer additions through marketing and the resulting increase in future embedded margin within customer contracts over the quarter. As in the past, Just Energy customers have a very rapid payback on the cost of acquisition and one time higher commission costs associated with increased future margins are a positive event and should be quickly recovered.

The combination of higher than targeted growth in all key operating measures through three quarters and the record gross and net customer additions year to date provides confidence that the 5% guidance for both gross margin growth per share and Adjusted EBITDA growth per share will be exceeded in fiscal 2012. One of the key factors preventing an increase in this guidance is the continued warm winter weather and its impact on gas consumption. Just Energy’s weather index derivatives provide a maximum of $15 million in mitigation of lost margin and $9 million of that was realized in the third quarter. Continued warm weather could bring margin growth for the year down to target levels with a proportionately lower increase in Adjusted EBITDA.

For the third consecutive quarter, Just Energy’s payout ratio has been down significantly from the prior year. Payout ratio on Adjusted EBITDA was 50% for the quarter down from 55% in the prior year. For the nine months ended December 31, 2011, the payout ratio was 75%, down from 88% in the prior comparative period with the largest EBITDA quarter still to come. Given that Just Energy comfortably paid $1.24 per unit to its shareholders/unitholders in fiscal 2011 and the sharply lower payout ratio to date in fiscal 2012, management does not foresee any circumstance in which the current dividend cannot be maintained. Furthermore, the majority of the margin benefit of the Fulcrum acquisition will not be seen until the first two quarters of fiscal 2013, which is the electricity cooling season in Texas, Fulcrum’s core market.

The Company continues to actively monitor possible acquisition opportunities within its current business segments.

Effective January 30, 2012, Just Energy’s common shares were listed for trading on the New York Stock Exchange. Management believes this will expose the shares to a wider investment audience and that the result, over time, will be greater liquidity in the market.

35.

JUST ENERGY GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT

(thousands of Canadian dollars)

	Notes	December 31, 2011	March 31, 2011
ASSETS
Non-current assets
Property, plant and equipment		$264,870	$234,002
Intangible assets		582,847	640,219
Contract initiation costs		38,930	29,654
Other non-current financial assets	7	9,463	5,384
Non-current receivables		6,088	4,569
Deferred tax asset		90,364	121,785

		$992,562	$1,035,613

Current assets
Inventories		8,691	6,906
Gas delivered in excess of consumption		62,725	3,481
Gas in storage		44,954	6,133
Current trade and other receivables		281,601	281,685
Accrued gas receivables		—	26,535
Unbilled revenues		146,536	112,147
Prepaid expenses and deposits		9,049	6,079
Other current assets	7	13,764	3,846
Corporate tax recoverable		9,479	9,135
Cash and cash equivalents		75,046	98,466

		651,845	554,413

TOTAL ASSETS		$1,644,407	$1,590,026

DEFICIT AND LIABILITIES
Deficit attributable to equity holders of the parent
Deficit		$(1,530,923)	$(1,349,928)
Accumulated other comprehensive income	8	86,038	123,919
Shareholders’ capital	9	991,440	963,982
Equity component of convertible debentures	10(e)(f)	25,795	18,186
Contributed surplus		59,251	52,723

		(368,399)	(191,118)
Non-controlling interest		(322)	—

TOTAL DEFICIT		(368,721)	(191,118)

Non-current liabilities
Long-term debt	10	677,829	507,460
Provisions		3,622	3,244
Deferred lease inducements		1,809	1,622
Other non-current financial liabilities	7	331,340	355,412
Deferred tax liability		8,238	22,919

		1,022,838	890,657

Current liabilities
Bank indebtedness		5,035	2,314
Trade and other payables		283,659	275,503
Accrued gas payable		—	19,353
Deferred revenue		68,894	—
Income taxes payable		1,623	9,788
Current portion of long-term debt	10	96,691	94,117
Provisions		3,351	4,006
Other current financial liabilities	7	531,037	485,406

		990,290	890,487

TOTAL LIABILITIES		2,013,128	1,781,144

TOTAL DEFICIT AND LIABILITIES		$1,644,407	$1,590,026

Commitments (Note 16)

See accompanying notes to the interim consolidated financial statements.

1.

JUST ENERGY GROUP INC.

INTERIM CONSOLIDATED INCOME STATEMENTS

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

	Notes	Three months ended December 31, 2011	Three months ended December 31, 2010	Nine months ended December 31, 2011	Nine months ended December 31, 2010

SALES	11	$738,614	$744,296	$1,964,857	$2,011,858
COST OF SALES		591,207	612,212	1,620,628	1,702,700

GROSS MARGIN		147,407	132,084	344,229	309,158

EXPENSES
Administrative expenses		31,308	26,229	88,366	81,033
Selling and marketing expenses		48,866	34,469	118,722	101,177
Other operating expenses	12(a)	40,249	40,929	119,833	122,637

		120,423	101,627	326,921	304,847

Operating profit		26,984	30,457	17,308	4,311
Finance costs	10	(16,377)	(17,877)	(44,509)	(46,237)
Change in fair value of derivative instruments	7	(110,721)	234,928	(6,128)	366,339
Other income		2,299	127	5,298	2,830

Income (loss) before income tax		(97,815)	247,635	(28,031)	327,243
Provision for (recovery of) income tax	13	(429)	69,167	21,717	11,422

PROFIT (LOSS) FOR THE PERIOD		$(97,386)	$178,468	$(49,748)	$315,821

Attributable to:
Shareholders/Unitholders of Just Energy		$(97,262)	$178,281	$(49,624)	$317,957
Non-controlling interest		(124)	187	(124)	(2,136)

PROFIT (LOSS) FOR THE PERIOD		$(97,386)	$178,468	$(49,748)	$315,821

See accompanying notes to the interim consolidated financial statements

Profit (loss) per share/unit	14
Basic		$(0.70)	$1.41	$(0.36)	$2.53
Diluted		$(0.70)	$1.16	$(0.36)	$2.22

2.

JUST ENERGY GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(thousands of Canadian dollars)

	Notes	Three months ended December 31, 2011	Three months ended December 31, 2010	Nine months ended December 31, 2011	Nine months ended December 31, 2010

Profit (loss) for the period		$(97,386)	$178,468	$(49,748)	$315,821

Other comprehensive income (loss)	8

Unrealized gain (loss) on translation of foreign operations		(9,441)	(4,070)	6,086	5,177

Amortization of deferred unrealized gain of discontinued hedges net of income taxes of $3,447 (2010 – $5,421) and $9,961 (2010 – $15,860) for the three and nine months ended December 31, respectively	7	(14,203)	(25,227)	(43,967)	(77,145)

Other comprehensive loss for the period, net of tax		(23,644)	(29,297)	(37,881)	(71,968)

Total comprehensive income (loss) for the period, net of tax		$(121,030)	$149,171	$(87,629)	$243,853

Total comprehensive income (loss) attributable to:

Shareholders/Unitholders of Just Energy		$(120,906)	$148,984	$(87,505)	$245,989

Non-controlling interest		(124)	187	(124)	(2,136)

Total comprehensive income (loss) for the period, net of tax		$(121,030)	$149,171	$(87,629)	$243,853

See accompanying notes to the interim consolidated financial statements

3.

JUST ENERGY GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE NINE MONTHS ENDED DECEMBER 31

(thousands of Canadian dollars)

	Notes	2011	2010
ATTRIBUTABLE TO THE SHAREHOLDERS/UNITHOLDERS
Accumulated deficit
Accumulated deficit, beginning of period		$(315,934)	$(671,010)
Loss on cancellation of shares	9	(141)	—
Profit (loss) for the period, attributable to the shareholders/unitholders		(49,624)	317,957

Accumulated deficit, end of period		(365,699)	(353,053)

DISTRIBUTIONS/DIVIDENDS
Distributions and dividends, beginning of period		(1,033,994)	(885,659)
Distributions and dividends		(131,230)	(105,127)

Distributions and dividends, end of period		(1,165,224)	(990,786)

DEFICIT		$(1,530,923)	$(1,343,839)

ACCUMULATED OTHER COMPREHENSIVE INCOME	8
Accumulated other comprehensive income, beginning of period		123,919	$221,969
Other comprehensive loss		(37,881)	(71,968)

Accumulated other comprehensive income, end of period		$86,038	$150,001

SHAREHOLDERS’/UNITHOLDERS’ CAPITAL	9
Shareholders’/Unitholders’ capital, beginning of period		$963,982	$777,856
Shares/units exchanged		—	12,595
Shares/units issued on exercise/exchange of unit compensation		1,239	462
Repurchase and cancellation of shares		(256)	—
Dividend reinvestment plan		26,475	17,935

Shareholders’/Unitholders’ capital, end of period		$991,440	$808,848

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES	10
Balance, beginning of period		$18,186	$—
Allocations of new convertible debentures issued		10,188	33,914
Future tax impact on convertible debentures		(2,579)	(15,728)

Balance, end of period		$25,795	$18,186

CONTRIBUTED SURPLUS
Balance, beginning of period		$52,723	$—
Add: share-based compensation awards		7,660	—
non-cash deferred share grant distributions		107	—
Less: share-based awards exercised		(1,239)	—

Balance, end of period		$59,251	$—

NON-CONTROLLING INTEREST
Balance, beginning of period		$—	$20,421
Non-controlling interest acquired	6	(198)	—
Net income attributable to non-controlling interest		(124)	(2,136)

Balance, end of period		$(322)	$18,285

See accompanying notes to the interim consolidated financial statements

4.

JUST ENERGY GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of Canadian dollars)

Net outflow of cash related to the following activities	Notes	Three months ended December 31, 2011	Three months ended December 31, 2010	Nine months ended December 31, 2011	Nine months ended December 31, 2010

OPERATING
Income (loss) before income tax		$(97,815)	$247,635	$(28,031)	$327,243

Items not affecting cash
Amortization of intangible assets and related supply contracts		26,317	29,572	85,254	88,999
Amortization of contract initiation costs		3,072	4,056	10,570	10,327
Amortization of property, plant and equipment		1,531	2,079	4,307	5,891
Amortization included in cost of sales		3,236	2,547	9,173	7,237
Share-based compensation		3,054	2,648	7,660	7,231
Financing charges, non-cash portion		2,390	2,057	6,330	5,700
Transaction costs on acquisition		1,078	—	1,078	1,284
Other		5	101	(182)	175
Change in fair value of derivative instruments		110,721	(234,928)	6,128	(366,339)

		151,404	(191,868)	130,318	(239,495)
Adjustment required to reflect net cash receipts from gas sales		(1,109)	(66)	14,083	26,897
Changes in non-cash working capital		(33,998)	(46,354)	(43,293)	(63,375)

		18,482	9,347	73,077	51,270
Income tax paid		(1,009)	(326)	(6,230)	(8,312)

Cash inflow from operating activities		17,473	9,021	66,847	42,958

INVESTING
Purchase of property, plant and equipment		(21,112)	(8,688)	(43,113)	(29,080)
Purchase of intangible assets		(902)	(919)	(4,396)	(1,814)
Acquisitions, net of cash acquired		(91,103)	(2,425)	(93,326)	(259,188)
Proceeds (advances) of long-term receivables		(702)	(332)	(1,488)	2,901
Transaction costs on acquisition		(1,078)	—	(1,078)	(1,284)
Contract initiation costs		(5,416)	(6,768)	(19,323)	(14,040)

Cash outflow from investing activities		(120,313)	(19,132)	(162,724)	(302,505)

FINANCING
Dividends paid		(33,533)	(32,685)	(104,398)	(99,526)
Shares purchased for cancellation	9	(397)	—	(397)	—
Increase (decrease) in bank indebtedness		1,054	1,827	2,721	(5,546)
Issuance of long-term debt		104,924	47,789	352,983	414,771
Repayment of long-term debt		(56,817)	(22,094)	(176,245)	(72,252)

Cash inflow from financing activities		15,231	(5,163)	74,664	237,447

Effect of foreign currency translation on cash balances		(2,351)	749	(2,207)	7,794

Net cash outflow		(89,960)	(14,525)	(23,420)	(14,306)
Cash and cash equivalents, beginning of period		165,006	79,001	98,466	78,782

Cash and cash equivalents, end of period		$75,046	$64,476	$75,046	$64,476

See accompanying notes to the interim consolidated financial statements

5.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

1.	ORGANIZATION

Effective January 1, 2011, Just Energy completed the conversion from an income trust, Just Energy Income Fund (the “Fund”), to a corporation (the “Conversion”). A plan of arrangement was approved by unitholders on June 29, 2010, and by the Alberta Court of the Queen’s Bench on June 30, 2010, and going forward operates under the name, Just Energy Group Inc. (“JEGI”, “Just Energy” or the “Company”). JEGI was a newly incorporated entity for the purpose of acquiring the outstanding units of the Fund, Exchangeable Shares of Just Energy Exchange Corp. (“JEEC”) and the Class A preference shares of Just Energy Corp. (“JEC”) in each case on a one for one basis for common shares of JEGI. There was no change in the ownership of the business, and therefore, there is no impact to the consolidated financial statements except for the elimination of unitholders’ equity and the recording of shareholders’ equity in the same amount.

Just Energy is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P., Just Energy Manitoba L.P., Just Energy Quebec L.P., Just Energy (B.C.) Limited Partnership, Just Energy Alberta L.P., Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp., Just Energy New York Corp., Just Energy Indiana Corp., Just Energy Texas L.P., Just Energy Massachusetts Corp., Just Energy Michigan Corp., Just Energy Pennsylvania Corp., Universal Energy Corporation, Commerce Energy, Inc. (“Commerce” or “CEI”), National Energy Corporation (which operates under the trade name of National Home Services (“NHS”)), Hudson Energy Services, LLC, and Hudson Energy Canada Corp. (collectively, “Hudson” or “HES”), Momentis Canada Corp. and Momentis U.S. Corp. (collectively, “Momentis”), Terra Grain Fuels Inc. (“TGF”), Hudson Energy Solar Corp. (“Hudson Solar”), Just Energy Limited (“JEL”) and Fulcrum Retail Holdings LLC and its subsidiaries operating under the trade names Tara Energy and Amigo Energy (“Fulcrum”).

The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The consolidated financial statements consist of Just Energy, its subsidiaries and affiliates. The financial statements were approved by the Board of Directors on February 9, 2012.

2.	OPERATIONS

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers. Just Energy also offers green products through its JustGreen and JustClean programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that will allow customers to reduce or eliminate the carbon footprint of their homes or businesses. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits but will also increase sales receptivity and improve renewal rates.

In addition, through NHS, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary, TGF, Just Energy produces and sells wheat-based ethanol. Just Energy’s subsidiary, Hudson Solar, also provides a solar project development platform in New Jersey, Pennsylvania and Massachusetts.

6.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

3.	BASIS OF PREPARATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2010, the Canadian Institute of Chartered Accountants (“CICA”) Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis for the interim financial statements for fiscal 2012.

These consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and IFRS 1, First-time Adoption of International Financial Reporting Standards. Subject to certain transition elections, the Company has consistently applied the same accounting policies in its opening IFRS consolidated balance sheet at April 1, 2010, and throughout all periods presented, as if these policies had always been in effect. Note 17 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s audited annual consolidated financial statements for the year ended March 31, 2011, prepared under Canadian generally accepted accounting principles (“CGAAP”).

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of December 31, 2011. Any subsequent changes to IFRS pertaining to the Company’s annual consolidated statements of financial position, income and comprehensive income for the year ending March 31, 2012, could result in a restatement of these consolidated financial statements, including the transition adjustments recognized on changeover to IFRS.

The consolidated financial statements should be read in conjunction with the Company’s CGAAP audited annual consolidated financial statements for the year ended March 31, 2011, as well as the Company’s first IFRS unaudited interim consolidated financial statements for the three-month period ended June 30, 2011. Note 17 to these consolidated financial statements discloses the impact of the transition to IFRS on the Company’s reported financial position and results.

(a)	Basis of presentation

The consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand. The consolidated financial statements are prepared on an historical cost basis except for the derivative financial instruments, which are stated at fair value.

(b)	Principles of consolidation

The consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at December 31, 2011. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, income, expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

7.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

4.	(i) SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income, expenses and the disclosure of contingent liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis of making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Judgments made by management in the application of IFRS that have significant impact on the consolidated financial statements relate to the following:

Impairment of non-financial assets

Just Energy’s impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from the budget for the next five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Deferred taxes

Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax-planning strategies.

Development costs

Development costs are capitalized when the product or process is technically and commercially feasible and sufficient resources have been allocated to complete development. Initial capitalization of costs is based on management’s judgment that technical and economical feasibility is confirmed, usually when a project has reached a defined milestone according to an established project management model. At December 31, 2011, the carrying amount of capitalized development costs was $14,912 (March 31, 2011 – $16,275). This amount primarily includes costs for the internal development of software tools for customer billing and analysis in the various operating jurisdictions. These software tools are developed by the internal information technology and operations department for specific regional market requirements.

Useful life of key property, plant and equipment and intangible assets

The amortization method and useful lives reflect the pattern in which management expects the asset’s future economic benefits to be consumed by Just Energy.

Provisions for litigation

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce, a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging FERC’s enforcement of its market-based rate system. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation are not certain; however, an estimated amount has been recorded in these consolidated financial statements as at December 31, 2011. In the general course of operations, Just Energy has made additional provisions for litigation matters that have arisen.

Trade receivables

Just Energy reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated income statement. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In

8.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

estimating these cash flows, Just Energy makes judgments about the borrower’s financial situation and the net realizable value of collateral. These estimates are based on assumptions about a number of factors. Actual results may differ, resulting in future changes to the allowance.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 7 for further details about the assumptions as well as a sensitivity analysis.

Acquisition accounting

For acquisition accounting purposes, all identifiable assets, liabilities and contingent liabilities acquired in a business combination are recognized at fair value on the date of acquisition. Estimates are used to calculate the fair value of these assets and liabilities as at the date of acquisition.

(ii)	ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

IFRS 9, Financial Instruments

As of April 1, 2013, Just Energy will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10, Consolidated Financial Statements

As of April 1, 2013, IFRS 10, Consolidated Financial Statements, will replace portions of IAS 27, Consolidated and Separate Financial Statements, and Interpretation SIC-12, Consolidation: Special Purpose Entities. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the current ability to affect those returns through its power over the investee.

As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgment about whether the Company controls another entity; there are no clear lines. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments, holding less than a majority of voting rights; how to consider protective rights and principal-agency relationships (including removal rights), all of which may differ from current practice. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11, Joint Arrangements

On April 1, 2013, Just Energy will be required to adopt IFRS 11, Joint Arrangements, which applies to accounting for interests in joint arrangements where there is joint control. The standard requires the joint arrangements to be classified as either joint operations or joint ventures. The structure of the joint arrangement would no longer be the most significant factor when classifying the joint arrangement as either a joint operation or a joint venture. In addition, the option to account for joint ventures (previously called “jointly controlled entities”) using proportionate consolidation will be removed and replaced by equity accounting.

9.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

Due to the adoption of this new section, the Company will transition the accounting for joint ventures from the proportionate consolidation method to the equity method by aggregating the carrying values of the proportionately consolidated assets and liabilities into a single line item. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12, Disclosure of Interests in Other Entities

On April 1, 2013, Just Energy will be required to adopt IFRS 12, Disclosure of Interests in Other Entities, which includes disclosure requirements about subsidiaries, joint ventures and associates as well as unconsolidated structured entities and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgments and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13, Fair Value Measurement

On April 1, 2013, Just Energy will be required to adopt IFRS 13, Fair Value Measurement. The new standard will generally converge the IFRS and CGAAP requirements for how to measure fair value and the related disclosures. IFRS 13 establishes a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the “exit price” and concepts of “highest and best use” and “valuation premise” would be relevant only for non-financial assets and liabilities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27, Separate Financial Statements

On April 1, 2013, Just Energy will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10.

In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 28, Investments in Associates and Joint Ventures

On April 1, 2013, Just Energy will be required to adopt IAS 28, Investments in Associates and Joint Ventures. As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The Company will apply this standard when there is joint control or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

10.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

5.	SEASONALITY OF OPERATIONS

Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June.

6.	ACQUISITION OF FULCRUM RETAIL HOLDINGS LLC

On October 3, 2011, Just Energy completed the acquisition of the equity interest of Fulcrum with an effective date of October 1, 2011. The acquisition was funded by an issuance of $100 million in convertible debentures (Note 10(f)).

The consideration for the acquisition was US$79.4 million paid at the time of closing, subject to customary working capital adjustments. Just Energy paid US$7.3 million in connection with the preliminary working capital adjustment still subject to finalization. Just Energy will also pay up to US$11.0 million in cash and issue up to 867,025 common shares (collectively, the “Earn-Out” amount) to the sellers 18 months following the closing date, provided that certain EBITDA and billed volume targets are satisfied by Fulcrum. On the Earn-Out, Just Energy will pay 4.006% interest on the cash portion and $1.86 per share issued at the end of the Earn-Out period. The $11.0 million is being held in a restricted cash account until the amount is finalized.

The fair value of the contingent consideration at acquisition was estimated to be $18,327. Changes in the fair value of the contingent consideration will be recorded in the consolidated income statement as a change in fair value of derivative instruments. The contingent consideration was valued at $19,756 as of December 31, 2011, and is included in other non-current financial liabilities.

11.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

The acquisition of Fulcrum was accounted for using the purchase method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Net assets acquired:
Working capital (including cash of $3,665)	$3,235
Property, plant and equipment	973
Contract initiation costs	156
Customer contracts and relationships	35,697
Affinity relationships	42,359
Brand	13,034
Goodwill	20,652
Non-controlling interest	198
Other liabilities – current	(10,845)
Other liabilities – long term	(3,620)
Deferred lease inducements	(322)
Long-term debt	(586)

Total consideration	$100,931

Cash paid, net of estimated working capital adjustment	$82,604
Contingent consideration	18,327

Total consideration	$100,931

The transaction costs related to the acquisition of Fulcrum have been expensed and are included in other operating expenses in the consolidated income statement. The transaction costs related to the issuance of the convertible debentures have been capitalized and were allocated to the equity and liability component of the convertible debt in relation to the fair value of both the components. Goodwill of $20,652 comprises the value of expected ongoing synergies from the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes. Goodwill associated with the Fulcrum acquisition is part of the electricity marketing segment. The purchase price allocation is considered preliminary, and as a result, it may be adjusted during the 12-month period following the acquisition, in accordance with IFRS 3.

The fair value of the trade receivables amounted to $40,227 at the date of acquisition. The gross amount of trade receivables is $44,197.

The electricity customer contracts and affinity relationships are amortized over the average remaining life at the time of acquisition. The electricity contracts and customer relationships are amortized over 42 months (3.5 years). The affinity relationships are amortized over eight years.

From the date of acquisition, Fulcrum has contributed $53,655 of sales and ($6,480) to the net loss before tax of Just Energy for the period ended December 31, 2011. If the combination had taken place at the beginning of the fiscal year, total sales would have been $2,109,098 and the total net loss before tax would have been $35,414.

12.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

7.	FINANCIAL INSTRUMENTS

(a)	Fair value

Fair value is the estimated amount that Just Energy would pay or receive to dispose of these supply contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swap and forward contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement. Due to the commodity volatility and size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

13.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

The following tables illustrate gains/(losses) related to Just Energy’s derivative financial instruments classified as held-for-trading and recorded on the consolidated balance sheet as other assets and other liabilities with their offsetting values recorded in change in fair value of derivative instruments for the three and nine months ended December 31, 2011:

	Change in fair value of derivative instruments
	For the three months ended December 31, 2011	For the three months ended December 31, 2011	For the three months ended December 31, 2010	For the three months ended December 31, 2010
		(USD)		(USD)
Canada
Fixed-for-floating electricity swaps (i)	$6,756	n/a	$51,906	n/a
Renewable energy certificates (ii)	(604)	n/a	(843)	n/a
Verified emission-reduction credits (iii)	134	n/a	300	n/a
Options (iv)	610	n/a	(309)	n/a
Physical gas forward contracts (v)	(21,575)	n/a	64,420	n/a
Transportation forward contracts (vi)	(3,109)	n/a	4,830	n/a
Fixed financial swaps (vii)	(13,960)	n/a	(2,141)	n/a
United States
Fixed-for-floating electricity swaps (viii)	(51,085)	(49,936)	34,041	33,606
Physical electricity forward contracts (ix)	(20,008)	(19,558)	43,417	42,868
Unforced capacity forward contracts (x)	86	84	(624)	(616)
Unforced capacity physical contracts (xi)	5,113	4,998	(1,306)	(1,289)
Renewable energy certificates (xii)	(421)	(412)	1,054	1,041
Verified emission-reduction credits (xiii)	505	493	408	402
Options (xiv)	165	161	(433)	(427)
Physical gas forward contracts (xv)	3,212	3,140	83,841	82,781
Transportation forward contracts (xvi)	118	116	403	398
Heat rate swaps (xvii)	13,078	12,784	5,031	4,968
Fixed financial swaps (xviii)	(23,518)	(22,989)	(40,947)	(40,430)
Foreign exchange forward contracts (xix)	1,483	n/a	756	n/a
Ethanol physical forward contracts	(50)	n/a	—	n/a
Amortization of deferred unrealized gains on discontinued hedges	17,650	n/a	30,648	n/a
Amortization of derivative financial instruments related to acquisitions	(23,264)	n/a	(37,881)	n/a
Liability associated with Exchangeable Shares and equity-based compensation	—	—	(1,643)	n/a
Change in fair value of contingent consideration	(2,037)	n/a	n/a	n/a

Change in fair value of derivative instruments	$(110,721)		$234,928

14.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

	Change in fair value of derivative instruments
	For the nine months ended December 31, 2011	For the nine months ended December 31, 2011	For the nine months ended December 31, 2010	For the nine months ended December 31, 2010
		(USD)		(USD)
Canada
Fixed-for-floating electricity swaps (i)	$79,652	n/a	$186,142	n/a
Renewable energy certificates (ii)	(59)	n/a	(989)	n/a
Verified emission-reduction credits (iii)	105	n/a	(889)	n/a
Options (iv)	4,811	n/a	545	n/a
Physical gas forward contracts (v)	38,892	n/a	86,575	n/a
Transportation forward contracts (vi)	(879)	n/a	16,747	n/a
Fixed financial swaps (vii)	(14,390)	n/a	(2,141)	n/a
United States
Fixed-for-floating electricity swaps (viii)	(35,092)	(33,415)	34,113	33,861
Physical electricity forward contracts (ix)	(29,196)	(28,939)	37,218	37,035
Unforced capacity forward contracts (x)	(2,935)	(3,016)	(993)	(973)
Unforced capacity physical contracts (xi)	916	718	(2,204)	(2,161)
Renewable energy certificates (xii)	1,972	2,040	(785)	(736)
Verified emission-reduction credits (xiii)	157	134	74	82
Options (xiv)	1,265	1,292	496	468
Physical gas forward contracts (xv)	8,004	8,106	103,160	101,702
Transportation forward contracts (xvi)	785	799	195	199
Heat rate swaps (xvii)	15,647	15,391	(2,490)	(2,303)
Fixed financial swaps (xviii)	(28,388)	(27,889)	(66,688)	(65,131)
Foreign exchange forward contracts (xix)	(1,586)	n/a	1,003	n/a
Ethanol physical forward contracts	(135)	n/a	—	n/a
Amortization of deferred unrealized gains on discontinued hedges	53,928	n/a	93,005	n/a
Amortization of derivative financial instruments related to acquisitions	(97,565)	n/a	(112,401)	n/a
Liability associated with Exchangeable Shares and equity-based compensation	—	n/a	(3,354)	n/a
Change in fair value of contingent consideration	(2,037)	n/a	n/a	n/a

Change in fair value of derivative instruments	$(6,128)		$366,339

15.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the consolidated financial statements as at December 31, 2011:

	Other assets (current)	Other assets (long term)	Other liabilities (current)	Other liabilities (long term)

Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$88,208	$56,816
Renewable energy certificates (ii)	153	49	156	289
Verified emission-reduction credits (iii)	—	—	382	457
Options (iv)	1,293	622	—	—
Physical gas forward contracts (v)	—	—	161,842	100,736
Transportation forward contracts (vi)	240	—	5,459	3,794
Fixed financial swaps (vii)	—	—	5,226	10,381
United States
Fixed-for-floating electricity swaps (viii)	—	—	60,466	30,761
Physical electricity forward contracts (ix)	151	6	91,464	49,427
Unforced capacity forward contracts (x)	—	—	641	2,650
Unforced capacity physical contracts (xi)	756	—	1,168	1,352
Renewable energy certificates (xii)	361	303	649	618
Verified emission-reduction credits (xiii)	42	60	304	415
Options (xiv)	178	—	136	8
Physical gas forward contracts (xv)	492	—	35,418	11,578
Transportation forward contracts (xvi)	—	—	1,894	237
Heat rate swaps (xvii)	10,098	8,423	—	—
Fixed financial swaps (xviii)	—	—	77,430	42,065
Foreign exchange forward contracts (xix)	—	—	194	—
Contingent consideration (Note 6)	—	—	—	19,756

As at December 31, 2011	$13,764	$9,463	$531,037	$331,340

16.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the consolidated financial statements as at March 31, 2011:

	Other assets (current)	Other assets (long term)	Other liabilities (current)	Other liabilities (long term)

Canada
Fixed-for floating electricity swaps (i)	$—	$—	$131,279	$93,397
Renewable energy certificates (ii)	194	196	158	417
Verified emission-reduction credits (iii)	—	—	315	628
Options (iv)	815	692	4,403	—
Physical gas forward contracts (v)	—	—	166,634	134,847
Transportation forward contracts (vi)	—	24	5,301	2,858
Fixed financial swaps (vii)	—	1,037	2,235	19
United States
Fixed-for-floating electricity swaps (viii)	125	45	29,028	25,719
Physical electricity forward contracts (ix)	—	310	55,548	37,535
Unforced capacity forward contracts (x)	309	177	581	118
Unforced capacity physical contracts (xi)	100	410	1,606	1,280
Renewable energy certificates (xii)	44	49	1,037	1,610
Verified emission-reduction credits (xiii)	13	36	275	491
Options (xiv)	1	—	1,056	165
Physical gas forward contracts (xv)	40	—	32,883	19,354
Transportation forward contracts (xvi)	—	—	1,526	1,281
Heat rate swaps (xvii)	639	2,408	180	131
Fixed financial swaps (xviii)	40	—	51,361	35,562
Foreign exchange forward contracts (xix)	1,391	—	—	—
Ethanol physical forward contracts	135	—	—	—

As at March 31, 2011	$3,846	$5,384	$485,406	$355,412

17.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

The following table summarizes financial instruments classified as held-for-trading as at December 31, 2011, to which Just Energy has committed:

	Contract type	Notional volume	Total remaining volume	Maturity date	Fixed price	Fair value favourable/ (unfavourable)	Notional value
	Canada
(i)	Fixed-for-floating electricity swaps *	0.0001-48 MWh	8,119,739 MWh	January 31, 2012 - March 1, 2018	$28.75-$128.13	($145,024)	$478,296
(ii)	Renewable energy certificates	10-90,000 MWh	780,310 MWh	December 31, 2012 - December 31, 2015	$3.00-$26.00	($243)	$5,151
(iii)	Verified emission- reduction credits	6,000-50,000 tonnes	636,500 tonnes	December 31, 2012 - December 31, 2016	$6.00-11.50	($839)	$5,307
(iv)	Options	119-28,500 GJ/month	1,949,778 GJ	January 31, 2012 - February 28, 2014	$7.16-$12.39	$1,915	$3,711
(v)	Physical gas forward contracts	1-16,510 GJ/day	73,093,923 GJ	January 31, 2012 - March 31, 2016	$2.40-$10.00	($262,577)	$505,444
(vi)	Transportation forward contracts	74-2,874 GJ/day	42,403,992 GJ	January 31, 2012 - August 31, 2015	$0.01-$2.70	($9,013)	$20,173
(vii)	Fixed financial swaps	14,000-139,500 GJ/month	19,751,100 GJ	January 31, 2012 - December 31, 2016	$4.22-$5.20	($15,607)	$84,670
	United States
(viii)	Fixed-for-floating electricity swaps *	0.10-80 MWh	9,832,686 MWh	January 31, 2012 - November 30, 2016	$24.71-$139.07 (US$24.30-$136.75)	($91,227) (US($89,702))	$530,067 (US$521,206)
(ix)	Physical electricity forwards	1-33 MWh	11,825,405 MWh	January 31, 2012 - September 30, 2016	$22.37-$112.12 (US$22.00-$110.25)	($140,735) (US($138,382))	$579,038 (US$569,359)
(x)	Unforced capacity forward contracts	5-150 MWCap	132,485 MWCap	January 31, 2012 - May 31, 2014	$1,848-$8,136 (US$1,817-$8,000)	($3,290) (US($3,235))	$9,095 (US$8,943)
(xi)	Unforced capacity physical contracts	2-160 MWCap	2,992 MWCap	January 31, 2012 - May 31, 2014	$864-$8,899 (US$850-$8,750)	($1,763) (US($1,734))	$16,465 (US$16,190)
(xii)	Renewable energy certificates	300-160,000 MWh	2,217,250 MWh	December 31, 2012 - December 31, 2016	$1.22-$29.24 (US$1.20-$28.75)	($604) (US($594))	$13,241 (US$13,020)
(xiii)	Verified emission- reduction credits	8,000-50,000 tonnes	658,000 tonnes	December 31, 2012 - December 31, 2016	$3.56-$8.90 (US$3.50-$8.75)	($617) (US($607))	$4,142 (US$4,074)
(xiv)	Options	60-90,000 mmBTU/month	2,296,940 mmBTU	January 31, 2012 - December 31, 2014	$7.88-$14.03 (US$7.75-$13.80)	$34 (US$33)	$3,078 (US$3,027)
(xv)	Physical gas forward contracts	2-4,300 mmBTU/month	6,829,678 mmBTU	January 3, 2012 - July 31, 2014	$2.87-$12.08 (US$2.82-$11.88)	($46,504) (US($45,727))	$79,748 (US$78,415)
(xvi)	Transportation forward contracts	8-25,000 mmBTU/day	23,960,603 mmBTU	January 1, 2012 - August 31, 2015	$0.0025-$1.1390 (US$0.0025-$1.1200)	($2,131) (US($2,095))	$33,692 (US$33,129)
(xvii)	Heat rate swaps	1-25 MWh	3,144,398 MWh	January 31, 2012 - June 30, 2016	$17.79-$58.71 (US$17.49-$57.73)	$18,522 (US$18,212)	$101,493 (US$99,796)
(xviii)	Fixed financial swaps	930-1,300,000 mmBTU/month	49,846,568 mmBTU	January 31, 2012 - May 31, 2017	$3.23-$9.42 (US$3.18-$9.26)	($119,495) (US($117,498))	$307,071 (US$301,938)
(xix)	Foreign exchange forward contracts	($485-$3,630) (US$500-$3,500)	n/a	January 03, 2012 - October 1, 2012	$0.969-$1.048	($194)	$29,812 (US$29,390)

*	Some of the electricity fixed-for-floating contracts related to the Province of Alberta and the Province of Ontario are load-following, wherein the quantity of electricity contained in the supply contract “follows” the usage of customers designated by the supply contract. Notional volumes associated with these contracts are estimates and are subject to change with customer usage requirements. There are also load shaped fixed-for-floating contracts in these and the rest of Just Energy’s electricity markets wherein the quantity of electricity is established but varies throughout the term of the contracts.

The estimated amortization of deferred gains and losses reported in accumulated other comprehensive income that is expected to be amortized to net income within the next 12 months is a gain of $43,340.

18.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other asset balance recognized in the consolidated financial statements.

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted, unadjusted market prices. Just Energy values its cash and cash equivalent, accounts receivable, unbilled revenue, bank indebtedness, trade and other payables and long-term debt under Level 1.

Level 2

Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: 1) Commodity (predominately NYMEX), 2) Basis and 3) Foreign Exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the market risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

19.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and short-term deposits	$75,046	$—	$—	$75,046
Loans and receivables	287,689	—	—	287,689
Derivative financial assets	—	—	23,227	23,227
Financial liabilities
Derivative financial liabilities	—	(135,102)	(727,275)	(862,377)
Other financial liabilities	(1,063,214)	—	—	(1,063,214)

Total net derivative liabilities	$(700,479)	$(135,102)	$(704,048)	$(1,539,629)

The following table illustrates the changes in net fair value of financial assets/(liabilities) classified as Level 3 in the FV hierarchy for the nine months ended December 31, 2011:

December 31, 2011
Opening balance, April 1, 2011	$(743,488)
Total gain/(losses) – Profit for the period	(68,044)
Purchases	(35,914)
Sales	3,901
Settlements	139,497
Transfer out of Level 3	—

Closing balance, December 31, 2011	$(704,048)

20.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

(b)	Classification of financial assets and liabilities

The following table represents the fair values and carrying amounts of financial assets and liabilities measured at amortized cost.

As at December 31, 2011	Carrying amount	Fair value

Cash and cash equivalents	$75,046	$75,046
Current trade and other receivables	$281,601	$281,601
Unbilled revenues	$146,536	$146,536
Non-current receivables	$6,088	$6,088
Other financial assets	$23,227	$23,227
Bank indebtedness, trade and other payables	$288,694	$288,694
Long-term debt	$774,520	$805,240
Other financial liabilities	$862,377	$862,377

	For the three months ended December 31, 2011	For the three months ended December 31, 2010	For the nine months ended December 31, 2011	For the nine months ended December 31, 2010
Interest expense on financial liabilities not held-for-trading	$16,377	$17,877	$44,509	$46,237

The carrying value of cash and cash equivalents, current trade and other receivables, unbilled revenues and trade and other payables approximates the fair value due to their short-term liquidity.

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the exception of the $90 million, $330 million and $100 million convertible debentures, which are fair valued, based on market value.

(c)	Management of risks arising from financial instruments

The risks associated with Just Energy’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in U.S. operations.

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years. Just

21.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

Energy has hedged between 25% and 90% of certain forecasted cross border cash flows that are expected to occur within the next year. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, as at December 31, 2011, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar, assuming that all the other variables had remained constant, net loss for the period would have been $3,900 higher/lower and other comprehensive loss would have been $2,400 higher/lower.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that this long-term debt exposes it to material financial risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) in income before income taxes for the three and nine months ended December 31, 2011, of approximately $265 and $754, respectively.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits; most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit; should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flow of Just Energy.

Commodity price sensitivity – all derivative financial instruments

As at December 31, 2011, if the energy prices including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the quarter ended December 31, 2011, would have increased (decreased) by $168,837 ($168,366) primarily as a result of the change in the fair value of Just Energy’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

As at December 31, 2011, if the energy prices including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the quarter ended December 31, 2011, would have increased (decreased) by $153,612 ($153,165) primarily as a result of the change in the fair value of Just Energy’s derivative instruments.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

22.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

Customer credit risk

In Alberta, Texas, Illinois, British Columbia, New York, Massachusetts, Pennsylvania, California, Michigan, and Georgia, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	December 31, 2011	March 31, 2011

Current	$64,897	$61,695
1 – 30 days	12,276	15,088
31 – 60 days	5,047	5,533
61 – 90 days	4,614	5,652
Over 91 days	19,550	10,322

	$106,384	$98,290

For the nine months ended December 31, 2011, changes in the allowance for doubtful accounts were as follows:

Balance, beginning of period	$25,115
Allowance on acquired receivables	3,867
Provision for doubtful accounts	21,534
Bad debts written off	(22,711)
Other	4,556

Balance, end of period	$32,361

For the remaining markets, the local distribution companies provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEGI. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at December 31, 2011, the maximum counterparty credit risk exposure amounted to $129,611, representing the risk relating to the Company’s derivative financial assets and accounts receivable.

23.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

(iii)	Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities as at December 31, 2011:

	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables	$283,659	$283,659	$283,659	$—	$—	$—
Bank indebtedness	5,035	5,035	5,035	—	—	—
Long-term debt*	774,520	833,999	96,691	256,184	26,290	454,834
Derivative instruments	862,377	2,769,643	1,358,817	1,197,724	208,798	4,304

	$1,925,591	$3,892,336	$1,744,202	$1,453,908	$235,088	$459,138

*	Included in long-term debt is $330,000, $100,000 and $90,000 relating to convertible debentures, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, at December 31, 2011, net interest payments over the life of the long-term debt and bank credit facility are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	47,528	86,833	66,903	81,332

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $1,957 to accommodate for its counterparties’ risk of default.

24.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME

For the nine months ended December 31, 2011

	Foreign currency translation adjustments	Cash flow hedges	Total
Balance, beginning of period	$29,033	$94,886	$123,919
Unrealized foreign currency translation adjustment	6,086	—	6,086
Amortization of deferred unrealized gain on discontinued hedges net of income taxes of $9,961	—	(43,967)	(43,967)

Balance, end of period	$35,119	$50,919	$86,038

For the nine months ended December 31, 2010

	Foreign currency translation adjustments	Cash flow hedges	Total
Balance, beginning of period	$28,584	$193,385	$221,969
Unrealized foreign currency translation adjustment	5,177	—	5,177
Amortization of deferred unrealized gain on discontinued hedges net of income taxes of $15,860	—	(77,145)	(77,145)

Balance, end of period	$33,761	$116,240	$150,001

25.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

9.	SHAREHOLDERS’ CAPITAL

Details of issued shareholders’ capital are as follows for the nine months ended December 31, 2011:

	Issued and outstanding
	Shares	Amount

Balance, beginning of period	136,963,726	$963,982
Dividend reinvestment plan (i)	2,209,374	26,475
Share-based awards exercised	81,999	1,239
Repurchase and cancellation of shares(ii)	(36,000)	(256)

Balance, end of period	139,219,099	$991,440

(i)	Dividend reinvestment plan

Under Just Energy’s dividend reinvestment plan (“DRIP”), shareholders holding a minimum of 100 common shares can elect to receive their dividends in common shares rather than cash at a 2% discount to the simple average closing price of the common shares for five trading days preceding the applicable dividend payment date, providing the common shares are issued from treasury and not purchased on the open market. Effective February 1, 2012, the Company has suspended the DRIP due to the normal course issuer bid.

(ii)	Repurchase and cancellation of shares

During the quarter, Just Energy obtained approval from its Board of Directors and the Toronto Stock Exchange to make a normal course issuer bid to purchase up to 13,200,917 common shares, for the 12-month period commencing December 16, 2011, and ending December 15, 2012. A maximum of 82,430 common shares can be purchased during any trading day.

During the quarter, Just Energy purchased and cancelled 36,000 common shares for a cash consideration of $397. The average book value of $256 was recorded as a reduction to share capital and the remaining loss of $141 was allocated to accumulated deficit.

10.	LONG-TERM DEBT AND FINANCING

	December 31, 2011	March 31, 2011
Credit facility (a)	$104,316	$53,000
Less: debt issue costs (a)	(1,388)	(1,965)
TGF credit facility (b)(i)	33,205	36,680
TGF debentures (b)(ii)	35,881	37,001
NHS financing (c)	140,083	105,716
$90 million convertible debentures (d)	85,744	84,706
$330 million convertible debentures (e)	290,510	286,439
$100 million convertible debentures (f)	85,655	—
Capital leases (g)	514	—

	774,520	601,577
Less: current portion	(96,691)	(94,117)

	$677,829	$507,460

26.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

Future annual minimum repayments are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total

Credit facility (a)	$—	$104,316	$—	$—	$104,316
TGF credit facility (b)(i)	33,205	—	—	—	33,205
TGF debentures (b)(ii)	35,881	—	—	—	35,881
NHS HTC financing (c)	27,324	61,635	26,290	24,834	140,083
$90 million convertible debentures (d)	—	90,000	—	—	90,000
$330 million convertible debentures (e)	—	—	—	330,000	330,000
$100 million convertible debentures (f)	—	—	—	100,000	100,000
Capital leases (g)	281	233	—	—	514

	$96,691	$256,184	$26,290	$454,834	$833,999

The following table details the finance costs for the three and nine months ended December 31. Interest is expensed at the effective interest rate.

	For the three months ended December 31, 2011	For the three months ended December 31, 2010	For the nine months ended December 31, 2011	For the nine months ended December 31, 2010
Credit facility (a)	$2,194	$4,146	$6,257	$6,930
TGF credit facility (b)(i)	506	657	1,571	1,528
TGF debentures (b)(ii)	1,076	1,075	3,285	3,257
TGF term/operating facilities (b)(iii)	—	15	—	571
NHS financing (c)	2,646	1,733	7,159	4,564
$90 million convertible debentures (d)	1,704	1,677	5,088	5,009
$330 million convertible debentures (e)	6,324	6,310	18,921	16,379
$100 million convertible debentures (f)	1,831	—	1,992	—
Capital lease interest (g)	20	—	20	—
Unwinding of discount on provisions	76	66	216	201
Dividend classified as interest (Note 17)	—	2,198	—	7,798

	$16,377	$17,877	$44,509	$46,237

(a)	As at December 31, 2011, Just Energy has a $350 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, The Bank of Nova Scotia, The Toronto-Dominion Bank and Alberta Treasury Branches. The term of the facility expires on December 31, 2013.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 3.38%. Prime rate advances are at rates of interest that vary between bank prime plus 1.88% and 2.38% and letters of credit are at rates that vary between 2.88% and 3.38%. Interest rates are adjusted quarterly based on certain financial performance indicators.

27.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

As at December 31, 2011, the Canadian prime rate was 3.0% and the U.S. prime rate was 3.25%. As at December 31, 2011, Just Energy had drawn $104,316 (March 31, 2011 – $53,000) against the facility and total letters of credit outstanding amounted to $141,984 (March 31, 2011 – $78,209). As at December 31, 2011, unamortized debt issue costs relating to the facility are $1,388 (March 31, 2011 – $1,965). As at December 31, 2011, Just Energy has $103,700 of the facility remaining for future working capital and security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, among others, NHS, Hudson Solar and TGF. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at December 31, 2011 and 2010, all of these covenants had been met.

(b)	In connection with an acquisition, Just Energy acquired the debt obligations of TGF, which currently comprise the following separate facilities:

(i)	TGF credit facility

A credit facility of up to $50,000 was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a rate of prime plus 3% with principal repayments scheduled to commence on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, and a general security interest on all other current and acquired assets of TGF. As a result, the facility is fully classified as a current obligation. The facility was further revised on June 30, 2010, to postpone the principal payments due for April 1, 2010 to June 1, 2010 and to amortize them over the six-month period commencing October 1, 2010 and ending March 1, 2011. The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital. The lenders deferred compliance with the financial covenants until April 1, 2011. The covenants will be measured as of March 31, 2012, and non-attainment may result in a non-compliance fee up to 0.25% of the loan balance as of March 31, 2012. As at December 31, 2011, the amount owing under this facility amounted to $33,205. The lenders have no recourse to the Company or any other Just Energy entity.

(ii)	TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000 aggregate principal amount of debentures was entered into in 2006. TGF was in recent negotiations with the lender and adjusted the covenant levels. In addition, the interest rate was increased to 12% and quarterly blended principal and interest payments of $1,139 were established. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants will be measured annually beginning with the fiscal 2012 year-end. The maturity date was extended to May 15, 2014, with a call right any time after April 1, 2012. The debenture holders have no recourse to the Company or any other Just Energy entity. As of December 31, 2011, the amount owing under this debenture agreement amounted to $35,881.

(iii)	TGF has a working capital operating line of $7,000 bearing interest at a rate of prime plus 2%. In addition to the amount shown on the consolidated balance sheet as bank indebtedness, TGF has total letters of credit issued of $250.

(c)	NHS entered into a long-term financing agreement for the funding of new and existing rental water heater and HVAC contracts in the Enbridge and Union Gas distribution territories. Pursuant to the agreement, NHS receives financing of an amount equal to the present value of the first five, seven or ten years of monthly rental income, discounted at the agreed upon financing rate of 7.99% and, as settlement, is required to remit an amount equivalent to the rental stream from customers on the water heater and HVAC contracts for the first five, seven or ten years. As security for performance of the obligation, NHS has pledged the water heaters, HVAC equipment and rental contracts, subject to the financing rental agreement, as collateral.

28.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited into a reserve account in the event of default. Once all obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS.

NHS has $140,083 owing under this agreement, including $5,850 relating to the holdback provision, recorded in non-current receivables, as at December 31, 2011. NHS is required to meet a number of covenants under the agreement. As at December 31, 2011, all of these covenants had been met.

(d)	In conjunction with an acquisition, the Company also acquired the obligations of the convertible unsecured subordinated debentures (the “$90 million convertible debentures”) issued in October 2007. The fair value of the $90 million convertible debentures was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year. Each $1,000 principal amount of the $90 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 33.25 shares, representing a conversion price of $30.08 per common share as at December 31, 2011. Pursuant to the $90 million convertible debentures, if the Company fixes a record date for the payment of a dividend, the conversion price shall be adjusted in accordance therewith. During the three and nine months ended December 31, 2011, interest expense amounted to $1,704 and $5,088, respectively.

On and after October 1, 2010, but prior to September 30, 2012, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice. On January 1, 2011, as part of the Conversion, Just Energy assumed all of the obligations under the $90 million convertible debentures.

The Company may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $90 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $90 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

(e)

In order to fund the acquisition of Hudson, on May 5, 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the “$330 million convertible debentures”). The $330 million convertible debentures bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017. Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of the Company, representing a conversion price of $18 per share. During the three and nine months ended December 31, 2011, interest expense amounted to $6,324 and $18,921, respectively. The $330 million convertible debentures are not redeemable prior to

29.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the $330 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price ($22.50). On and after June 30, 2015, and prior to maturity, the $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Company may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $33,914. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. On January 1, 2011, as part of the Conversion, Just Energy assumed all of the obligations under the $330 million convertible debentures.

As a result of adopting IFRS, Just Energy has recorded a deferred tax liability of $15,728 on its convertible debentures and reduced the value of the equity component of convertible debentures by this amount.

(f)	On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the “$100 million convertible debentures”). The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year commencing March 31, 2012, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85. The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014. After September 30, 2014, and prior to September 30, 2016, the $100 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The Company may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $100 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradeable common shares determined by dividing the principal amount of the $100 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

30.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

The conversion feature of the $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $10,188. Upon initial recognition of the convertible debenture, Just Energy recorded a deferred tax liability of $2,579 and reduced the equity component of the convertible debenture by this amount. The remainder of the net proceeds of the $100 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $100,000 over the term of the $100 million convertible debentures using an effective interest rate of 8.6%. If the $100 million convertible debentures are converted into common shares, the value of the Conversion will be reclassified to share capital along with the principal amount converted. During the three and nine months ended December 31, 2011, interest expense amounted to $1,831 and $1,992.

(g)	The Company through its subsidiary Fulcrum, leases certain computer, office equipment and software. These financing arrangements bear interest at rates ranging from 0% to 29% and mature between April 20, 2013 and June 30, 2014.

11.	REPORTABLE BUSINESS SEGMENTS

Just Energy operates in the following reportable segments: gas marketing, electricity marketing, ethanol, home services and other. Other represents Hudson Solar and Momentis. Reporting by products and services is in line with Just Energy’s performance measurement parameters.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Just Energy is not considered to have any key customers.

31.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

The following tables present Just Energy’s results by operating segments:

For the three months ended December 31, 2011

	Gas marketing	Electricity marketing	Ethanol	Home services	Other	Consolidated

Sales	$254,158	$432,182	$37,540	$9,411	$5,323	$738,614
Gross margin	49,016	79,470	6,466	7,188	5,267	147,407
Amortization of property, plant and equipment	227	965	290	42	7	1,531
Amortization of intangible assets	5,293	21,609	1	419	1	27,323
Administrative expenses	336	25,343	1,426	2,968	1,235	31,308
Selling and marketing expenses	5,665	30,517	—	1,188	11,496	48,866
Other operating expenses	2,417	8,267	—	711	—	11,395

Operating profit (loss) for the period	$35,078	$(7,231)	$4,749	$1,860	$(7,472)	$26,984
Finance costs	(2,820)	(9,288)	(1,620)	(2,648)	(1)	(16,377)
Change in fair value of derivative instruments	(45,846)	(63,374)	(1,501)	—	—	(110,721)
Other income	870	880	171	—	378	2,299
Provision for (recovery of) income tax	3,290	(3,670)	—	—	(49)	(429)

Profit (loss) for the period	$(16,008)	$(75,343)	$1,799	$(788)	$(7,046)	$(97,386)

Capital expenditures	$266	$361	$64	$8,056	$12,365	$21,112

For the three months ended December 31, 2010

	Gas marketing	Electricity marketing	Ethanol	Home services	Other	Consolidated

Sales	$328,020	$383,197	$26,879	$5,976	$224	$744,296
Gross margin	54,813	67,030	5,797	4,365	79	132,084
Amortization of property, plant and equipment	625	1,067	299	86	2	2,079
Amortization of intangible assets	8,911	20,374	—	287	—	29,572
Administrative expenses	3,275	16,725	2,788	2,896	545	26,229
Selling and marketing expenses	7,931	25,278	—	756	504	34,469
Other operating expenses	4,070	4,668	(53)	592	1	9,278

Operating profit (loss) for the period	$30,001	$(1,082)	$2,763	$(252)	$(973)	$30,457
Finance costs	(5,057)	(9,298)	(1,789)	(1,733)	—	(17,877)
Change in fair value of derivative instruments	128,899	106,029	—	—	—	234,928
Other income (loss)	(19,182)	18,963	785	(447)	8	127
Provision for (recovery of) income tax	27,690	42,593	—	(1,116)	—	69,167

Profit (loss) for the period	$106,971	$72,019	$1,759	$(1,316)	$(965)	$178,468

Capital expenditures	$571	$1,036	$37	$7,044	$—	$8,688

32.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

For the nine months ended December 31, 2011

	Gas marketing	Electricity marketing	Ethanol	Home services	Other	Consolidated

Sales	$548,413	$1,279,163	$104,111	$25,589	$7,581	$1,964,857
Gross margin	83,682	217,979	15,223	19,965	7,380	344,229
Amortization of property, plant and equipment	885	2,357	930	121	14	4,307
Amortization of intangible assets	26,190	58,844	8	1,217	1	86,260
Administrative expenses	17,815	51,240	6,249	9,305	3,757	88,366
Selling and marketing expenses	24,626	75,050	—	3,066	15,980	118,722
Other operating expenses	5,040	22,884	—	1,342	—	29,266

Operating profit (loss) for the period	$9,126	$7,604	$8,036	$4,914	$(12,372)	$17,308
Finance costs	(9,723)	(22,702)	(4,913)	(7,165)	(6)	(44,509)
Change in fair value of derivative instruments	33,277	(37,819)	(1,586)	—	—	(6,128)
Other income	1,834	2,770	171	—	523	5,298
Provision for (recovery of) income tax	11,006	10,811	—	—	(100)	21,717

Profit (loss) for the period	$23,508	$(60,958)	$1,708	$(2,251)	$(11,755)	$(49,748)

Capital expenditures	$1,011	$1,808	$186	$26,607	$13,501	$43,113

Total goodwill	$127,325	$122,674	$—	$283	$—	$250,282

Total assets	$550,289	$754,615	$156,169	$170,383	$12,951	$1,644,407

Total liabilities	$827,375	$951,914	$85,239	$148,462	$138	$2,013,128

For the nine months ended December 31, 2010

	Gas marketing	Electricity marketing	Ethanol	Home services	Other	Consolidated

Sales	$664,324	$1,256,394	$74,876	$15,589	$675	$2,011,858
Gross margin	74,703	215,502	7,473	10,983	497	309,158
Amortization of property, plant and equipment	1,798	2,971	892	226	4	5,891
Amortization of intangible assets	30,893	56,913	—	1,193	—	88,999
Administrative expenses	20,025	42,335	8,417	8,777	1,479	81,033
Selling and marketing expenses	31,648	65,826	—	2,420	1,283	101,177
Other operating expenses	6,944	19,542	(53)	1,313	1	27,747

Operating profit (loss) for the period	$(16,605)	$27,915	$(1,783)	$(2,946)	$(2,270)	$4,311
Finance costs	(13,727)	(22,548)	(5,398)	(4,564)	—	(46,237)
Change in fair value of derivative instruments	195,654	170,685	—	—	—	366,339
Other income (loss)	(18,128)	20,576	826	(447)	3	2,830
Provision for (recovery of) income tax	5,290	8,633	—	(2,501)	—	11,422

Profit (loss) for the period	$141,904	$187,995	$(6,355)	$(5,456)	$(2,267)	$315,821

Capital expenditures	$1,728	$2,786	$216	$24,350	$—	$29,080

Total goodwill	$127,014	$101,664	$—	$283	$—	$228,961

Total assets	$758,207	$854,272	$168,403	$117,505	$1,982	$1,900,369

Total liabilities	$911,826	$1,143,014	$100,466	$93,517	$65	$2,248,888

33.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

Geographic information

Revenues from external customers

	For the three months ended December 31, 2011	For the three months ended December 31, 2010	For the nine months ended December 31, 2011	For the nine months ended December 31, 2010

Canada	$298,878	$350,893	$805,594	$942,286
United States	439,736	393,403	1,159,263	1,069,572

Total revenue per consolidated income statement	$738,614	$744,296	$1,964,857	$2,011,858

The revenue is based on the location of the customer.

Non-current assets

Non-current assets for this purpose consist of property, plant and equipment and intangible assets and are summarized as follows:

	As at December 31, 2011	As at December 31, 2010

Canada	$483,934	$575,093
United States	363,783	372,740

Total	$847,717	$947,833

12.	OTHER INCOME, EXPENSES AND ADJUSTMENTS

(a)	Other operating expenses

	For the three months ended December 31, 2011	For the three months ended December 31, 2010	For the nine months ended December 31, 2011	For the nine months ended December 31, 2010
Amortization of gas contracts	$5,556	$6,914	$19,086	$25,028
Amortization of electricity contracts	13,725	16,531	46,158	47,329
Amortization of water heaters and HVAC products	419	398	1,217	1,193
Amortization of other intangible assets	6,617	5,811	18,793	15,531
Amortization of property, plant and equipment	1,531	1,997	4,307	5,809
Bad debt expense	8,269	6,458	21,534	18,901
Transaction costs	1,078	—	1,078	1,284
Capital tax	—	172	—	331
Share-based compensation	3,054	2,648	7,660	7,231

	$40,249	$40,929	$119,833	$122,637

34.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

(b)	Included in change in fair value of derivative instruments

	For the three months ended December 31, 2011	For the three months ended December 31, 2010	For the nine months ended December 31, 2011	For the nine months ended December 31, 2010

Amortization of gas contracts	$7,765	$13,179	$33,406	$39,623
Amortization of electricity contracts	15,499	24,702	64,159	72,778

(c)	Employee benefit expense

	For the three months ended December 31, 2011	For the three months ended December 31, 2010	For the nine months ended December 31, 2011	For the nine months ended December 31, 2010

Wages, salaries and commissions	$50,133	$40,231	$127,956	$115,953
Benefits	4,365	4,380	14,426	14,550

	$54,498	$44,611	$142,382	$130,503

13.	INCOME TAXES

	For the three months ended December 31, 2011	For the three months ended December 31, 2010	For the nine months ended December 31, 2011	For the nine months ended December 31, 2010

Current income tax provision (recovery)	$987	$3,490	$(3,174)	$292
Deferred tax provision (recovery)	(1,416)	65,677	24,891	11,130

Provision for (recovery of) income tax	$(429)	$69,167	$21,717	$11,422

Just Energy’s previous income trust structure required certain temporary differences to be measured at higher deferred tax rates under IFRS. When Just Energy converted to a corporation on January 1, 2011, Just Energy re-measured its deferred tax balances in accordance with IFRS Standing Interpretations Committee (“SIC”) Standards – Standard 25, Changes in Tax Structure of an Entity, using the tax rates applicable to a corporation.

35.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

14.	INCOME (LOSS) PER SHARE/UNIT

	For the three months ended December 31, 2011		For the three months ended December 31, 2010	For the nine months ended December 31, 2011		For the nine months ended December 31, 2010
Basic income (loss) per share/unit
Net income (loss) available to shareholders	$(97,262)		$178,281	$(49,624)		$317,957

Basic units and shares outstanding	138,602,194		126,364,236	137,872,427		125,550,897

Basic income (loss) per share/unit	$(0.70)		$1.41	$(0.36)		$2.53

Diluted income (loss) per share/unit
Net income (loss) available to shareholders	$(97,262)		$178,281	$(49,624)		$317,957
Adjusted net income for dilutive impact of convertible debentures	7,002		6,596	18,492		13,779
Adjusted net income for financial liabilities	—		3,086	—		9,609

Adjusted net income (loss)	(90,260)		187,963	(31,132)		341,345

Basic shares and units outstanding	138,602,194		126,364,236	137,872,427		125,550,897
Dilutive effect of:
Weighted average number of Class A preference shares	—		5,263,728	—		5,263,728
Weighted average number of Exchangeable Shares	—		3,697,919	—		4,070,665
Restricted share grants	3,017,451		2,766,925	3,026,838		2,723,448
Deferred share grants	122,247		96,628	115,036		90,570
Convertible debentures	26,927,596		23,733,043	23,382,905		16,066,667

Shares/units outstanding on a diluted basis	168,669,488		161,922,479	164,397,206		153,765,975

Diluted income (loss) per share/unit	$(0.70	) [1]	$1.16	$(0.36	) [1]	$2.22

1	The assumed conversion into shares/units results in an anti-dilutive position; therefore, the diluted per share/unit value is equal to the basic income (loss) per share/unit value

15.	DISTRIBUTIONS AND DIVIDENDS PAID AND PROPOSED

For the three months ended December 31, 2011, dividends of $0.31 (2010 – $0.31) per share/unit were declared by Just Energy. This amounted to $43,934 (2010 – $26,138), which was approved throughout the period by the Board of Directors and was paid out during the quarter. For the nine months ended December 31, 2011, dividends of $0.93 (2010 – $0.93) per share/unit were declared and paid by Just Energy. This amounted to $131,230 (2010 – $105,127), which was approved throughout the period by the Board of Directors and was paid out during the period.

Declared dividends subsequent to quarter-end

On January 3, 2012, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share ($1.24 annually). The dividend was paid on January 31, 2012, to shareholders of record at the close of business on January 15, 2012.

36.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

On February 2, 2012, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share ($1.24 annually). The dividend will be paid on February 29, 2012, to shareholders of record at the close of business on February 15, 2012.

16.	COMMITMENTS

Commitments for each of the next five years and thereafter are as follows:

As at December 31, 2011

	Less than 1 year	1 to 3 years	4 to 5 years	Exceeding 5 years	Total
Premises and equipment leasing	8,415	12,666	8,074	8,029	37,184
Grain production contracts	3,973	693	—	—	4,666
Long-term gas and electricity contracts	1,358,817	1,197,724	208,798	4,304	2,769,643

	$1,371,205	$1,211,083	$216,872	$12,333	$2,811,493

As at December 31, 2010

	Less than 1 year	1 to 3 years	4 to 5 years	Exceeding 5 years	Total
Premises and equipment leasing	$8,367	$10,944	$6,152	$5,137	$30,600
Master Services Agreement with EPCOR	8,432	—	—	—	8,432
Grain production contracts	32,276	2,237	693	—	35,206
Long-term gas and electricity contracts	1,542,490	1,555,313	314,289	10,471	3,422,563

	$1,591,565	$1,568,494	$321,134	$15,608	$3,496,801

Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options. Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. For the main office building of Just Energy, there is a renewal option for an additional five years. No purchase options are included in any major leasing contracts.

17.	EXPLANATION OF TRANSITION TO IFRS

For all periods up to and including the year ended March 31, 2011, Just Energy prepared its financial statements in accordance with CGAAP. Just Energy has prepared financial statements which comply with IFRS for periods beginning on or after April 1, 2011, as described in the accounting policies set out in Note 3. In preparing these financial statements, Just Energy’s opening consolidated statement of financial position was prepared as at April 1, 2010 (Just Energy’s date of transition).

In preparing the opening IFRS consolidated statement of financial position, Just Energy has adjusted amounts previously reported in consolidated financial statements prepared in accordance with CGAAP. An explanation of how the transition from CGAAP to IFRS has affected Just Energy’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

37.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

(a)	Elective exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), Just Energy has applied certain optional exemptions from full retrospective application of IFRS. The optional exemptions are described below.

(i)	Business Combinations

Just Energy has applied the business combinations exemption in IFRS 1 to not apply IFRS 3, Business Combinations, retrospectively. Accordingly, Just Energy has not restated business combinations that took place prior to the transition date.

(ii)	Share-based Payments

Just Energy has elected to apply IFRS 2, Share-based Payments, to equity instruments granted on or before November 7, 2002, or which are vested by the transition date.

(iii)	Borrowing Costs

IAS 23, Borrowing Costs, requires that Just Energy capitalize the borrowing costs related to all qualifying assets for which the commencement date for capitalization is on or after April 1, 2010. Just Energy elected not to adopt this policy early and has, therefore, expensed all borrowing costs prior to transition.

(b)	Mandatory exemptions to retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1, Just Energy has applied certain mandatory exemptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i)	Estimates

Hindsight was not used to create or revise estimates, and accordingly, the estimates previously made by Just Energy under CGAAP are consistent with their application under IFRS.

(ii)	Hedge accounting

Hedge accounting can only be applied prospectively from the transition date to transactions that satisfy the hedge accounting criteria in IAS 39 at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created prospectively. Just Energy has not applied any hedge accounting at or after the transition date.

Prior to July 1, 2008, Just Energy utilized hedge accounting for its customer contracts and formally documented the relationship between hedging instruments and the hedged items as well as its risk management objective and strategy for undertaking various hedge transactions. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. The balance still remaining in accumulated other comprehensive income relates to the effective portion of the hedges that are still expected to occur as of the transition date.

38.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

Reconciliation of consolidated income statement for the three months ended December 31, 2010

Canadian GAAP accounts	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS	IFRS accounts
SALES	$744,296	$—	$—	$744,296	SALES
COST OF SALES	612,018	194	—	612,212	COST OF SALES

GROSS MARGIN	132,278	(194)	—	132,084	GROSS MARGIN

EXPENSES					EXPENSES
General and administrative	26,283	(54)	—	26,229	Administrative expenses
Marketing expenses	34,469	—	—	34,469	Selling and marketing expenses
Other operating expenses	—	—	40,929	40,929	Other operating expenses
Bad debt expense	6,458	—	(6,458)	—
Amortization of intangible assets and related supply contracts	29,654	—	(29,654)	—
Amortization of property, plant and equipment	1,997	—	(1,997)	—
Unit-based compensation	1,302	1,346	(2,648)	—
Capital tax	172	—	(172)	—

	$100,335	$1,292	$—	$101,627

Income before the undernoted	31,943	(1,486)	—	30,457	Operating profit
Interest expense	15,081	2,796	—	17,877	Finance costs
Change in fair value of derivative instruments	(236,571)	1,643	—	(234,928)	Change in fair value of derivative instruments
Other income	(127)	—	—	(127)	Other income

Income before income tax	253,560	(5,925)	—	247,635	Income before income tax

Provision for income tax expense	35,901	33,266	—	69,167	Provision for income tax

NET INCOME FOR THE PERIOD	$217,659	$(39,191)	$—	$178,468	PROFIT FOR THE PERIOD

Attributable to:					Attributable to:
Unitholders of Just Energy	$217,407	$(39,126)	$—	$178,281	Unitholders of Just Energy
Non-controlling interests	252	(65)	—	187	Non-controlling interests

NET INCOME FOR THE PERIOD	$217,659	$(39,191)	$—	$178,468	PROFIT FOR THE PERIOD

39.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

Reconciliation of consolidated income statement for the nine months ended December 31, 2010

Canadian GAAP accounts	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS	IFRS accounts
SALES	$2,011,858	$—	$—	$2,011,858	SALES
COST OF SALES	1,702,254	446	—	1,702,700	COST OF SALES

GROSS MARGIN	309,604	(446)	—	309,158	GROSS MARGIN

EXPENSES					EXPENSES
General and administrative	81,066	(33)	—	81,033	Administrative expenses
Marketing expenses	101,177	—	—	101,177	Selling and marketing expenses
Other operating expenses	—	1,284	121,353	122,637	Other operating expenses
Bad debt expense	18,901	—	(18,901)	—
Amortization of intangible assets and related supply contracts	89,081	—	(89,081)	—
Amortization of property, plant and equipment	5,809	—	(5,809)	—
Unit based compensation	3,925	3,306	(7,231)	—
Capital tax	331	—	(331)	—

	$300,290	$4,557	$—	$304,847

Income before the undernoted	9,314	(5,003)	—	4,311	Operating profit
Interest expense	36,857	9,380	—	46,237	Finance costs
Change in fair value of derivative instruments	(369,693)	3,354	—	(366,339)	Change in fair value of derivative instruments
Other income	(2,830)	—	—	(2,830)	Other income

Income before income tax	344,980	(17,737)	—	327,243	Income before income tax

Provision for income tax expense	8,731	2,691	—	11,422	Provision for income tax

NET INCOME FOR THE PERIOD	$336,249	$(20,428)	$—	$315,821	PROFIT FOR THE PERIOD

Attributable to:					Attributable to:
Unitholders of Just Energy	$338,236	$(20,279)	$—	$317,957	Unitholders of Just Energy
Non-controlling interests	(1,987)	(149)	—	(2,136)	Non-controlling interests

NET INCOME FOR THE PERIOD	$336,249	$(20,428)	$—	$315,821	PROFIT FOR THE PERIOD

40.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

Reconciliation of consolidated statement of comprehensive income for the three months ended December 31, 2010

Canadian GAAP accounts	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS	IFRS accounts
NET INCOME	$217,659	$(39,191)	$—	$178,468	PROFIT FOR THE PERIOD

Unrealized loss on translation of self-sustaining operations	(4,090)	20	—	(4,070)	Unrealized gain on translation of foreign operations

Amortization of deferred unrealized gain of discontinued hedges – net of income taxes of $5,421	(25,227)	—	—	(25,227)	Amortization of deferred unrealized gain on discontinued hedges – net of income taxes of $5,421

OTHER COMPREHENSIVE LOSS	(29,317)	20	—	(29,297)	COMPREHENSIVE LOSS

OTHER COMPREHENSIVE INCOME	$188,342	$(39,171)	$—	$149,171	OTHER COMPREHENSIVE INCOME

Attributable to:					Attributable to:
Unitholders of Just Energy	$188,090	$(39,106)	$—	$148,984	Unitholders of Just Energy
Non-controlling interests	252	(65)	—	187	Non-controlling interests

	$188,342	$(39,171)	$—	$149,171

Reconciliation of consolidated statement of comprehensive income for the nine months ended December 31, 2010

Canadian GAAP accounts	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS	IFRS accounts
NET INCOME	$336,249	$(20,428)	$—	$315,821	PROFIT FOR THE PERIOD

Unrealized gain on translation of self-sustaining operations	5,136	41	—	5,177	Unrealized gain on translation of foreign operations

Amortization of deferred unrealized gain of discontinued hedges – net of income taxes of $15,860	(77,145)	—	—	(77,145)	Amortization of deferred unrealized gain on discontinued hedges – net of income taxes of $15,860

OTHER COMPREHENSIVE LOSS	(72,009)	41	—	(71,968)	OTHER COMPREHENSIVE LOSS

COMPREHENSIVE INCOME	$264,240	$(20,387)	$—	$243,853	COMPREHENSIVE INCOME

Attributable to:					Attributable to:
Unitholders of Just Energy	$266,227	$(20,238)	$—	$245,989	Unitholders of Just Energy
Non-controlling interests	(1,987)	(149)		(2,136)	Non-controlling interests

	$264,240	$(20,387)	$—	$243,853

41.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

Reconciliation of financial position and equity at December 31, 2010

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balance	IFRS accounts
ASSETS					ASSETS
Non-current assets					Non-current assets
Property, plant and equipment	$236,994	$(993)	$—	$236,001	Property, plant and equipment
Intangible assets	482,871	—	228,961	711,832	Intangible assets
Goodwill	234,222	(5,261)	(228,961)	—
Other assets long term	4,043	—	—	4,043	Other non-current financial assets
Contract initiation costs	29,231	—	—	29,231	Contract initiation costs
Long-term receivables	3,952	—	—	3,952	Non-current receivables
Future income tax assets	51,625	145,688	85,040	282,353	Deferred tax asset

	1,042,938	139,434	85,040	1,267,412

Current assets					Current assets
Inventory	7,275	—	—	7,275	Inventories
Gas in storage	34,203	—	—	34,203	Gas in storage
Gas delivered in excess of consumption	89,508	—	—	89,508	Gas delivered in excess of consumption
Accounts receivable and unbilled revenues	416,431	—	—	416,431	Current trade and other receivables
Accrued gas receivables	1,083	—	—	1,083	Accrued gas receivables
Prepaid expenses and deposits	5,780	—	—	5,780	Prepaid expenses and deposits
Other assets – current	3,323	—	—	3,323	Other current assets
Corporate tax recoverable	10,878	—	—	10,878	Corporate tax recoverable
Current portion of future income tax assets	85,040	—	(85,040)	—
Cash	63,768	—	708	64,476	Cash and cash equivalents
Restricted cash	708	—	(708)	—

	717,997	—	(85,040)	632,957

TOTAL ASSETS	$1,760,935	$139,434	$—	$1,900,369	TOTAL ASSETS

EQUITY AND LIABILITIES					DEFICIT AND LIABILITIES
Unitholders’ deficiency					Equity attributable to equity holders of the parent
Deficit	$(1,197,082)	$(146,757)	$—	$(1,343,839)	Deficit
Accumulated other comprehensive income	149,960	41	—	150,001	Accumulated other comprehensive income
Unitholders’ capital	677,515	131,333	—	808,848	Unitholders’ capital
Equity component of convertible debentures	33,914	(15,728)	—	18,186	Equity component of convertible debentures
Contributed surplus	22,382	(22,382)	—	—	Contributed surplus

	(313,311)	(53,493)	—	(366,804)
Non-controlling interest	18,616	(331)	—	18,285	Non-controlling interest

Total equity	$(294,695)	$(53,824)	$—	$(348,519)	Total deficit

Liabilities					LIABILITIES
Non-current liabilities					Non-current liabilities
Long-term debt	$547,884	$—	$—	$547,884	Long-term debt
Future income taxes	2,812	14,640	17,526	34,978	Deferred tax liability
Deferred lease inducements	1,708	—	—	1,708	Deferred lease inducements
Other liabilities – long term	432,871	—	—	432,871	Other non-current financial liabilities
Provisions	—	3,256	—	3,256	Provisions
Shares and equity-based compensation	—	178,743	—	178,743	Shares and equity-based compensation

	985,275	196,639	17,526	1,199,440

Current liabilities					Current liabilities
Bank indebtedness	2,690	—	—	2,690	Bank indebtedness
Accounts payable and accrued liabilities	314,457	(6,711)	—	307,746	Trade and other payables
Accrued gas accounts payable	918	—	—	918	Accrued gas payable
Deferred revenue	111,910	—	—	111,910	Deferred revenue
Corporate taxes payable	4,046	—	—	4,046	Income taxes payable
Current portion of long-term debt	59,288	—	—	59,288	Current portion of long-term debt
Provisions	—	3,330	—	3,330	Provisions
Current portion future income tax liabilities	17,526	—	(17,526)	—
Other liabilities – current	559,520	—	—	559,520	Other current financial liabilities

	1,070,355	(3,381)	(17,526)	1,049,448

TOTAL LIABILITIES	$2,055,630	$193,258	$—	$2,248,888	TOTAL LIABILITIES

TOTAL EQUITY AND LIABILITIES	$1,760,935	$139,434	$—	$1,900,369	TOTAL DEFICIT AND LIABILITIES

42.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

Notes to the reconciliation of equity as at December 31, 2010.

A.	Property, plant and equipment

CGAAP – Component accounting required but typically not practiced in Canada.

IFRS – Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items. Management has reassessed the significant parts of the ethanol plant, which has resulted in a decrease in amortization of the ethanol plant.

B.	Transaction costs

CGAAP – The cost of the purchase includes the direct costs of the business combination.

IFRS – Transaction costs of the business combination are expensed as incurred.

Transaction costs relating to the acquisition of Hudson have been expensed under IFRS. In addition, and in accordance with IAS 39, management has allocated transaction costs directly attributable to the credit facility which were previously included as part of a business combination, to the related long-term debt. These costs are now expensed using the effective interest rate method over the life of the related debt.

C.	Stock-based compensation and contributed surplus

CGAAP – For grants of share-based awards with graded vesting, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award.

IFRS – Each tranche in an award; graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis. As a result, Just Energy adjusted its expense for share-based awards to reflect this difference in recognition.

D.	Provisions

CGAAP – Accounts payable, accrued liabilities and provisions are disclosed on the consolidated statement of financial position as a single line item.

IFRS – Provisions are disclosed separately from liabilities and accrued liabilities and require additional disclosure. Under IFRS, provisions are also measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. This has resulted in an adjustment to Just Energy.

E.	Deferred tax asset/liability

CGAAP – Deferred taxes are split between current and non-current components on the basis of either: (1) the underlying asset or liability or (2) the expected reversal of items not related to an asset or liability.

IFRS – All deferred tax assets and liabilities are classified as non-current.

F.	Impairment

CGAAP – A recoverability test is performed by first comparing the undiscounted expected future cash flows to be derived from the asset to its carrying amount. If the asset does not recover its carrying value, an impairment loss is calculated as the excess of the asset’s carrying amount over its fair value.

IFRS – The impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount, where recoverable amount is defined as the higher of the asset’s fair value less costs to sell and its value-in-use. Under the value-in-use calculation, the expected future cash flows from the asset are discounted to their net present value. The change in measurement methodology did not result in additional impairment to Just Energy under IFRS.

43.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

(thousands of Canadian dollars, except where indicated and per share/unit amounts)

G.	Exchangeable Shares and equity-based compensation

CGAAP – The Class A preference shares and Exchangeable Shares issued by a subsidiary of an income fund are presented on the consolidated balance sheets of the income fund as part of unitholders’ capital if certain criteria are met.

Just Energy had met the criteria and the Class A preference shares and Exchangeable Shares were recorded as part of unitholders’ capital.

IFRS – As a result of the Class A preference shares, Exchangeable Shares and equity-based compensation being exchangeable into a puttable liability, the shares and equity-based compensation did not meet the definition of an equity instrument in accordance with IAS 32, Financial Instruments: Presentation, and accordingly, were classified as financial liabilities. The Exchangeable Shares and equity-based compensation were recorded upon transition to IFRS at redemption value and subsequent to transition were adjusted to reflect the redemption value at each reporting date. The resulting change from carrying value to redemption value was recorded at transition and at each reporting period to retained earnings and earnings respectively as a change in fair value of derivative instruments. All distributions were recorded as interest expense in the reporting period for which the dividends were declared.

H.	Deferred taxes

CGAAP – There was an exemption that allowed issuers of convertible debentures to treat the difference in the convertible debentures as a permanent difference between tax and accounting. This exemption does not exist under IFRS.

Under CGAAP, Just Energy’s deferred tax balances were calculated using the enacted or substantively enacted tax rates that were expected to apply to the reporting period(s) when the temporary differences were expected to reverse.

IFRS – The discount on the convertible debentures has been included in assessing the Company’s future tax position. IAS 12, Income Taxes, requires the application of an “undistributed tax rate” in the calculation of deferred taxes, whereby deferred tax balances are measured at the tax rate applicable to Just Energy’s undistributed profits during the periods when Just Energy was an income trust.

Deferred taxes have been recalculated on the revised accounting values for the adjustments A to G.

I.	Acquisition of minority interest

CGAAP – The gain on the acquisition of minority interest, which occurred on January 1, 2011, was treated as a reduction to goodwill on the original acquisition.

IFRS – The gain was reallocated to contributed surplus as this is considered an equity transaction.

J.	Cash flow statements

Cash flow statements prepared under IAS 7, Statement of Cash Flows, present cash flows in the same manner as under previous GAAP. Other than the adjustments noted above, reclassifications between net earnings and the adjustments to compute cash flows from operating activities there were no material changes to the statement of cash flows.

44.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC.
(Registrant)

Date:	February 9, 2012	By:	/S/ JONAH T. DAVIDS
			Name:	Jonah T. Davids
			Title:	Vice-President and General Counsel